Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

AND

INFORMATION CIRCULAR

May 12, 2020

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

SHAREHOLDERS OF GREAT PANTHER MINING LIMITED: These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, or other professional advisors. If you have any questions or require more information with regard to voting your shares, you may contact Great Panther Mining Limited’ proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

INVITATION TO SHAREHOLDERS

In response to the current coronavirus (“COVID-19”) pandemic, Great Panther Mining Limited will hold its Annual General Meeting (the “Meeting” or “AGM”) in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular.

Dear Shareholders:

You are invited to attend the Annual General Meeting of Shareholders of Great Panther Mining Limited, which will take place on Wednesday, June 24, 2020 at 11:00 a.m. (Pacific Time. The Company will conduct the AGM as an online only shareholders’ meeting. Registered Shareholders (as defined in the accompanying Information Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/228243688 where they can participate, vote, or submit questions during the meeting’s live webcast.

The items of business to be considered at the AGM are described in the accompanying Notice of Annual Meeting and Information Circular.

Your participation and views are very important to us. You are encouraged to vote, which can be done by following the instructions enclosed with these materials. In addition, due to the rapidly evolving public health guidelines related to the COVID-19 and to facilitate engagement with shareholders, we determined to hold our AGM in a virtual format via live webcast. Health and safety of our employees and communities are a top priority for us, and this extends to the undertaking of our AGM and any shareholders and other participants.

The Meeting will consider the Omnibus Incentive Plan, as amended and restated, which is fully disclosed in the accompanying Information Circular. We hope we have your support to ratify and approve the Omnibus Incentive Plan, as amended and restated, for continuation for three more years.

All of our public documents, including the 2019 Annual Report and Quarterly Reports, are available on our website at www.greatpanther.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.

We look forward to your participation at the Meeting.

Yours sincerely,

“David Garofalo”

David Garofalo
Chair of the Board

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

In response to the current coronavirus (“COVID-19”) pandemic, Great Panther Mining Limited will hold its Annual General Meeting (the “Meeting” or “AGM”) in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular.

TAKE NOTICE that the Meeting of Shareholders of Great Panther Mining Limited (“Great Panther” or the “Company”) will be held on Wednesday, June 24, 2020 at 11:00 a.m. (Pacific Time). Great Panther is conducting an online only shareholders’ meeting. Registered Shareholders (as defined in the accompanying Information Circular under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/228243688 where they can participate, vote, or submit questions during the meeting’s live webcast, for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2019, and the report of the auditor on those statements;
2.	to set the number of Directors at nine;
3.	to elect Directors of the Company to hold office until the close of the next annual general meeting;
4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting;
5.	to ratify and approve the amended and restated Omnibus Incentive Plan, approved by the Board of Directors of the Company on May 7, 2020, for continuation for a three-year period, as described in the accompanying Information Circular; and
6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice and Access Provisions”) for this Meeting. Notice and Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice and Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, webcast login particulars and purpose, as well as information on how they can access the Meeting materials electronically. Shareholders will also receive a form of Proxy (for registered shareholders) or a Voting Instruction Form (for beneficial shareholders), allowing each shareholder to submit their vote by proxy at the Meeting.

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company by telephone: +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular before the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 10, 2020.

The Information Circular contains details of matters to be considered at the Meeting. Regardless of whether a Shareholder plans to attend the Meeting, Great Panther requests that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is a non-registered Shareholder.

NOTE OF CAUTION CONCERNING COVID-19 OUTBREAK

Great Panther is continuously monitoring the development of the COVID-19 outbreak. In light of the rapidly evolving public health guidelines related to COVID-19, the Company will hold the Meeting in virtual format via live webcast.

The Company reserves the right to take any additional precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak. Should any such changes to the Meeting format occur, the Company will announce these changes by way of a news release, which will be filed under the Company’s profile on SEDAR as well as on the Company’s website at www.greatpanther.com. Great Panther strongly recommends you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended Meeting Proxy Materials.

DATED at Vancouver, British Columbia, May 12, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“David Garofalo”

David Garofalo
Chair of the Board

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TABLE OF CONTENTS

ATTENDING THE MEETING ONLINE	1
GENERAL PROXY INFORMATION	3
Solicitation of Proxies	4
Notice and Access Process	4
Appointment of Proxyholders	5
Voting by Proxyholder	5
Registered Shareholders	5
Revocation of Registered Proxies	6
Beneficial Shareholders (Non-Registered Shareholders)	6
Notice to Shareholders in the United States	7
Revocation of Non-Registered Proxies	7
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	7
RECORD DATE AND VOTING SECURITIES	7
Record Date	7
Voting Securities	7
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	9
A. NUMBER AND ELECTION OF DIRECTORS	9
Majority Voting for Directors	9
Advance Notice Policy	10
Nominees for Election	10
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	16
B. APPOINTMENT OF AUDITOR	17
C. APPROVAL OF CONTINUATION OF THE AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN	17
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	28
General	28
Board of Directors	29
Position Descriptions	32
Orientation and Continuing Education	32
Ethical Business Conduct	33
Nomination of Directors	34
Assessments and Performance Reviews	35
NYSE American Corporate Governance Requirements	35
AUDIT COMMITTEE	36
STATEMENT OF EXECUTIVE COMPENSATION	36
Named Executive Officers	36
COMPENSATION DISCUSSION AND ANALYSIS	37
Annual Compensation Review Process	41
Peer Group	41
Base Salary	42
Short-term Incentive Plan for 2019	43
Long-term Incentive Plan	47
Benefits and Perquisites	52
Compensation Governance	52

Compensation Risk Management	53
Performance Graph	53
Summary Compensation Table	55
Incentive Plan Awards	56
Pension Plan Benefits	58
Retirement Plan Benefits	58
Termination and Change in Control Provisions	58
Incremental Payments	60
Director Compensation	61
Stock Option Overhang, Dilution and Burn Rates	66
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	66
Equity Incentive Plans	67
a) Existing Omnibus Plan	67
b) 2016 Option Plan	70
c) Omnibus Incentive Plan, as amended and restated	72
Equity Compensation Plan Information	73
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	73
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	73
ADDITIONAL INFORMATION	73
APPENDIX A – AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

GREAT PANTHER MINING LIMITED

Suite 1330, 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4
Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

INFORMATION CIRCULAR
(unless otherwise specified, information is as of May 7, 2020)

In response to the COVID-19 pandemic, Great Panther Mining Limited will hold its AGM in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular.

This Information Circular is furnished in connection with the solicitation of proxies by the management of Great Panther Mining Limited (the “Company” or “Great Panther”) for use at the annual general meeting (the “Meeting”) of its Shareholders to be held on Wednesday, June 24, 2020 at 11:00 a.m. (Pacific Time) by virtual online meeting, for the purposes set forth in the accompanying Notice of the Meeting.

Attending the Meeting Online

Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/228243688 and for proxy appointees: https://www.computershare.com/greatpanther.

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.
o	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “panther2020” (case sensitive).
o	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “panther2020” (case sensitive).
•	Voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting (or Non-Registered Shareholders who want to appoint themselves) must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder once submitting the proxy/voting instruction form, shareholders MUST visit https://www.computershare.com/228243688 by 11:00 a.m. (Pacific Time) on Monday, June 22, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email after proxy cutoff.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 11:00 a.m. (Pacific Time) on Wednesday, June 24, 2020.

•	Registered Shareholders (as defined in this Circular under the heading “Voting at the Meeting”) that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/228243688 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password “panther2020” (case sensitive). Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders”) who have not appointed themselves to vote at the meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.
•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual General Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual General Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 22, 2020 by 11:00 a.m. (Pacific Time). You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual General Meeting and vote your shares at https://web.lumiagm.com/228243688 during the meeting. Please note that you are required to register your appointment at www.computershare.com/greatpanther.

•	Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.
•	If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

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•	If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Voting at the Meeting

A registered shareholder of common shares (a “Registered Shareholder”), or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their common shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/228243688 prior to the start of the meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/greatpanther after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting (or Non-Registered Shareholders who want to appoint themselves) must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/greatpanther by 11:00 a.m. (Pacific Time) on Monday, June 22, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email after proxy cutoff.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 11:00 a.m. on Monday, June 22, 2020, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting.

Without a Username, proxyholders will not be able to vote or ask questions at the virtual meeting.

GENERAL PROXY INFORMATION

In this Information Circular, references to “we” and “our” refer to the Company. The “Board of Directors” or the “Board” refers to the Board of Directors of the Company. “Director” refers to a member of the Board of Directors of the Company. An “Independent Director” means a Director who is not currently, and who has not been within three years of the date of the Information Circular, an executive officer or employee of the Company. “Non-Independent Director” means any Director who is currently, or was during the past three years, an executive officer or employee of the Company. “Non-Employee Director” means any Director who is not also an executive officer or employee of the Company or a related entity of the Company. “Common Shares” means common shares without par value in the capital of the Company. “Great Panther Shareholders” and “Shareholders” refer to Shareholders of the Company. “Registered Shareholders” means Shareholders of the Company who hold Common Shares in their own name. “Beneficial Shareholders” means Shareholders of the Company who do not hold Common Shares in their own name and “Intermediaries” refer to brokers, investment firms, clearinghouses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board of Directors has approved the contents and distribution of this Information Circular.

All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

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Solicitation of Proxies

The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to act as Great Panther’s proxy solicitation agent. While it is expected that the solicitation of proxies will be primarily by mail, subject to the use of Notice-and-Access Provisions in relation to the delivery of this Information Circular, proxies may be solicited personally, by telephone or other means by Directors, officers and regular employees of the Company or by Laurel Hill. In connection with these services, Great Panther will pay fees of approximately $30,000 to Laurel Hill in addition to reimbursing certain out-of-pocket expenses. Great Panther has arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those Intermediaries and Great Panther may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders (collectively, the “Notice-and-Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings of shareholders. Reporting issuers may still choose to continue to deliver such proxy-related materials by mail, and, pursuant to Notice-and-Access Provisions, both registered and beneficial owners are entitled to request delivery of a paper copy of the information circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to Shareholders, including Non-Registered Holders (as defined below), indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those proxy-related materials from the Company. This Information Circular has been posted in full at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access notification, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Information Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of Registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

As this is not the first time the Company has utilized Notice-and Access Provisions for its annual general meeting, it is no longer subject to the requirement to file a notification at least twenty-five days prior to the Record Date indicating its intent to use Notice-and Access Provisions.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the information circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Information Circular from the Company or any Intermediary unless such Shareholder requests explicitly the same.

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Any Shareholder who wishes to receive a paper copy of this Information Circular must make contact with the Company by telephone +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. In order to ensure that a paper copy of the Information Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Information Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Company no later than June 10, 2020.

All Shareholders may call +1 888 355 1766 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are Directors or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy (who is not required to be a Shareholder), to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of Directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy. However, under NYSE American Exchange (“NYSE American”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker “non-votes” will not be considered votes “cast” for purposes of voting on the election of Directors. The ratification of the appointment of the Company’s auditors, qualifies as a “routine” proposal that brokers may vote upon without having received specific voting instruction from the beneficial owner; any broker “non-votes” with respect to this matter will not be considered votes “cast” and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

If you are a Registered Shareholder (a Shareholder whose name appears on the records of the Company as the registered holder of Common Shares) of the Company, you may wish to vote by proxy whether or not you are able to attend the Meeting. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the Proxy, accompanying the Notice and Access notification and returning it to the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

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(b)	using a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the proxy access number; or
(c)	using Computershare’s website, www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

In all cases, ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

Revocation of Registered Proxies

A Shareholder who has given a proxy may revoke the proxy by:

(a)	signing a proxy with a later date and delivering it at the time and to the place noted above;
(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or
(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person virtually.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders (Non-Registered Shareholders)

Many Shareholders are “non-registered” Shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

These securityholder materials are sent to both Registered and Non-Registered Owners of the securities of the Company utilizing the Notice-and-Access Provisions. If you are a Non-Registered Owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding securities on your behalf.

The form of proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and the United States. Broadridge mails a voting instruction form (“VIF”) in lieu of a proxy provided by the Company and asks Beneficial Shareholders to return the VIF to Broadridge. Alternatively, the Beneficial Shareholder may call a toll-free number or go online to http://www.proxyvote.com to vote. Great Panther may utilize the Broadridge QuickVoteTM service to assist Great Panther shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Great Panther knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.

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You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

Notice to Shareholders in the United States

This solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia and the securities laws of applicable provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the applicable provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the applicable provinces of Canada differ from the disclosure requirements under United States securities laws.

Revocation of Non-Registered Proxies

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders of shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out on page 4.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for election as a Director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors.

RECORD DATE AND VOTING SECURITIES

Record Date

The Board has fixed May 7, 2020, as the record date (the “Record Date”) for the determination of persons entitled to receive notice of and vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either (i) attend the Meeting personally, (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Common Shares voted at the Meeting.

Voting Securities

Great Panther’s authorized share capital consists of an unlimited number of Common Shares without par value, and an unlimited number of Class A preferred shares without par value, issuable in series and an unlimited number of Class B preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE American under the symbol “GPL”. As of May 7, 2020, there were 312,392,364 Common Shares issued and outstanding. As of the same date, there were no Class A preferred shares, and no Class B preferred shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at meetings of Shareholders. No group of Shareholders of the Company has the right to elect a specified number of Directors, nor are there cumulative or similar voting rights attached to the Common Shares, other than as described under “Number of and Election of Directors – Nominees for Election”.

7

To the knowledge of the Directors and Executive Officers of the Company, there are currently no persons or companies who beneficially own or control, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 7, 2020.

8

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A. NUMBER AND ELECTION OF DIRECTORS

Set Number of Directors

Pursuant to the terms of the Company’s Articles, the number of Directors may be set or changed by ordinary resolution, subject to a limited right of the Board to increase the number of Directors between Shareholder meetings. The number of Directors on the Board was last set by Shareholders at eight by ordinary resolution of the Shareholders on June 24, 2019. The Board proposes that the number of Directors be set at nine. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution that the number of Directors to be elected to the Board be set at nine.

The term of office of each of the current Directors will end immediately before the election of Directors at the Meeting. Unless a Director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each Director elected will hold office until immediately before the election of Directors at the next annual general meeting, or if no Director is then elected until a successor is elected, or until he or she otherwise ceases to hold office under the BCA or the terms of the Articles.

Majority Voting for Directors

The Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the votes in favour of the election of a nominee Director at a Shareholders’ meeting involving an uncontested Director election represent less than a majority of the shares voted and withheld, the nominee will submit his or her written resignation immediately after the meeting to the Board, to be effective upon acceptance by the Board. If such a Director refuses to tender his or her resignation subject to the Majority Voting Policy, such Director will not be nominated for election the following year. The Majority Voting Policy does not apply to any Shareholders’ meeting where the number of individuals nominated for election exceeds the number of Directors to be elected, including as a result of a proxy contest.

The Nominating and Corporate Governance Committee (the “NCGC”) shall consider the affected Director’s resignation and recommend to the Board whether or not to accept it. Any affected Director who tenders a resignation pursuant to this Majority Voting Policy will not participate in any meeting of the Board, the NCGC, or any other sub-committee of the Board at which such Director’s resignation is considered.

In its deliberations, the NCGC will consider any stated reasons why Shareholders “withheld” votes from the election of such affected Director, the length of service and the qualifications of the affected Director, the affected Director’s contributions to the Company, the effect such resignation may have on the Company’s ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the NCGC considers relevant.

The Board will act on the NCGC’s recommendation within ninety days following the date of the applicable meeting and announce its decision by way of a news release (a copy of which will be provided to the Toronto Stock Exchange), after considering the factors considered by the NCGC and any other factors that the Board considers relevant. The Board will accept the resignation, except in situations where exceptional circumstances would warrant the affected Director continuing to serve on the Board. These exceptional circumstances are expected to meet a high-standard threshold and do not include re-occurring events or an affected Director’s length of service, qualifications, attendance at meetings, experience or contributions to the Company. Exceptional circumstances may include non-compliance with corporate or securities law requirements as a result of the resignation, among other circumstances.

The resignation will become effective upon acceptance by the Board. However, if the Board declines to accept the resignation, it must fully state the reasons for doing so in its news release. If the Board determines not to accept the resignation of an affected Director based on an exceptional circumstance, then the Board is expected to take active steps to resolve the exceptional circumstance for the following year. If the resignation is accepted, the Board may, in accordance with the BCA and Articles, appoint a new Director to fill any vacancy created by the resignation or reduce the size of the Board.

9

Advance Notice Policy

The Board adopted an advance notice policy (the “Advance Notice Policy”) effective May 24, 2013, which was approved by Shareholders at the Company’s annual and special meeting of Shareholders held on June 27, 2013. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCA or (ii) a Shareholder proposal made pursuant to the provisions of the BCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the Shareholders and the Company by ensuring that all Shareholders – including those participating in a meeting by proxy rather than attending the meeting – receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available on the Company’s website at https://www.greatpanther.com/_resources/pdf/advance-notice-policy2.pdf.

As of the date of this Information Circular, the Company has not received notice of a nomination in compliance with the Advance Notice Policy.

Nominees for Election

At the annual general and special meeting of the Company held in June 2019, the Shareholders of the Company approved the ordinary resolution to set the number of Directors at eight. Pursuant to the Act and the Articles, there are currently 10 directors on the Board, as a net of two additional directors were appointed since the last shareholder meeting. As disclosed herein, management of the Company will nominate nine persons for election to the Board of Directors at the Meeting. Voting for the election of the nine nominee Directors will be conducted on an individual basis. All of the nine nominees for election at the Meeting are currently Directors of Great Panther, and all have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting.

The following disclosure sets out, as at the Record Date, (a) the names of all nine nominees for election as Director and their residency, (b) all major offices and positions with the Company each one now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director of the Company, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, options, restricted share units (“RSUs”), performance-based restricted share units (“PSUs”), or deferred share units (“DSUs”) credited to each nominee, (f) other current public company board memberships and committees, and (g) their attendance at the Company’s Board and Board committee meetings in the year ended December 31, 2019.

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Unless authority to do so concerning one or more Directors is withheld and subject to NYSE American rules, the persons designated as proxy-holders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy (i) FOR the resolution to set the number of Directors at nine, and (ii) FOR the election of each of the nominees set forth in this Information Circular. Great Panther’s management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason before the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote for the election of any other person or persons nominated in place of any nominee or nominees unable to serve.

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DAVID GAROFALO, CPA, CA, ICD.D
British Columbia, Canada Independent Director Director Since: April 21, 2020

Mr. Garofalo is currently the Chairman and Chief Executive Officer (“CEO”) of the Marshall Precious Metals Fund. Prior to this, Mr. Garofalo was President and CEO and Director of Goldcorp Inc. (2016-2019), President and CEO and Director of Hudbay Minerals Inc. (2010-2015), Senior Vice President and CFO and Director of Agnico-Eagle Mines Limited (1998-2010) and Treasurer of Inmet Mining Corporation (1990-1998). He has also served on multiple public company boards over his career. Mr. Garofalo was recognized as The Northern Miner’s Mining Person of the Year for 2012. He was also awarded Canada’s CFO of the Year by Financial Executives International Canada (2009), Top Gun CFO by Brendan Wood International (2009 and 2010). He was also recognized by IR Magazine with awards for Best Investor Relations by a CFO (2009 and 2010) and Best Investor Relations by a CEO (2011).

Mr. Garofalo is a holder of the Chartered Public Accountant, Chartered Accountant designation and the Institute of Corporate Directors Director designation. He currently serves on the boards of directors of the Vancouver Symphony Orchestra and Greater Vancouver Board of Trade.

Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	Nil Nil Nil 197,400	Board (Chair) (1)	N/A	N/A
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

JOSEPH GALLUCCI, MBA
Quebec, Canada Independent Director Director Since: April 21, 2020		Mr. Gallucci is a capital markets executive with over 15 years of experience in investment banking and equity research focused on mining, base metals, precious metals and bulk commodities on a global scale. He is currently the Managing Director and Head of Mining Investment Banking at Laurentian Bank Securities Inc. His career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, and he was a founding principal of Eight Capital where he led their Mining Investment Banking Team. In his previous roles, he has acquired experience in corporate finance, mergers, acquisitions, business and operational development, financings and corporate strategy. He was directly involved in raising over $1 billion for mining companies with focused expertise on Canadian base metal companies. Prior to investment banking, Mr. Gallucci spent over a decade in equity research with a focus on global mining at both GMP and Dundee Securities. At Dundee Securities, he was a Managing Director and Head of the Metals and Mining Research Team, where he oversaw the entire mining franchise. He holds a Bachelor of Commerce degree from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	Nil Nil Nil 105,300	Board (2)	N/A	N/A
		Other Public Company Directorships (6)	Other Public Company Committee Appointments
		Rockridge Resources (TSXV)	None
		Skyharbour Resources (TSXV)	None

11

R.W. (BOB) GARNETT, CPA, CA, ICD.D
British Columbia, Canada Independent Director Director Since: May 3, 2011 Lead Independent Director from November 29, 2019 to April 20, 2020.		Mr. Garnett is a Chartered Professional Accountant, Chartered Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he graduated from the ICD-Rotman Directors Education Program with the designation of ICD.D. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia, which appointment expired in June 2018. Mr. Garnett currently serves on the board and is Chair of the Audit Committee of MediaValet Inc., a Vancouver based company that provides cloud-based digital asset management software to many of the world’s leading brands. Mr. Garnett also served as President of a world-class ranked golf facility located near Merritt, British Columbia from 2012 to 2015.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	96,600 137,000 Nil 472,600	Board (Lead Independent Director until April 20, 2020, former Chair) (3)	12 of 12	100%
		Audit Committee	7 of 7	100%
		People & Culture Committee (“P&CC”, formerly the Human Resources and Compensation Committee)	5 of 5	100%
		Safety, Health, Environment, Social & Technical and Operations Committee (“SHESTOC”) (4)	3 of 6	100%
		NCGC (5)	N/A	N/A
		Other Public Company Directorships (6)	Other Public Company Committee Appointments
		MediaValet Inc. (TSXV)	Audit Committee Chair

ALAN HAIR, CEng MIMMM, ICD.D
Ontario, Canada Independent Director Director Since: April 21, 2020		Mr. Hair is a mineral engineer and senior executive with over 36 years of experience in the mining and metals industry. Mr. Hair is the former President and CEO of Hudbay Minerals Inc., a company he joined in 1996 as a senior operations manager and at which he served in a series of progressively senior roles culminating in the position of President and CEO from 2016 to 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a Director of Bear Creek Mining Corporation.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	Nil Nil Nil 105,300	Board (2)	N/A	N/A
		Other Public Company Directorships (6)	Other Public Company Committee Appointments
		Bear Creek Mining Corporation (TSXV)	None

ROBERT HENDERSON, B.Sc, MBA
British Columbia, Canada President & CEO, and Non-Independent Director Director Since: April 21, 2020

Mr. Henderson is a professional engineer and seasoned mining executive with 35 years of experience in operations, capital projects, and mining finance. Mr. Henderson started his career as an engineer at Rand Mines Limited in South Africa. He joined DeBeers in 2002 as Assistant Head of Technical Services, and later spent 10 years as Project Manager at two well-known engineering firms, Hatch Ltd. and Kilborn Engineering Ltd. Between 2006 and 2012, he was Senior Vice President of Technical Services at Kinross Gold Corporation. In June 2012, Mr. Henderson joined Amerigo Resources Ltd. in the capacity of COO. He became Amerigo’s President on October 1, 2013, and President & CEO on October 1, 2015.

12

ROBERT HENDERSON, B.Sc, MBA

Mr. Henderson holds a B.Sc. in Chemical Engineering and an MBA, both from the University of Cape Town in South Africa. He is a member of the Professional Engineers Ontario and a director of BQE Water, a TSXV-listed mine water treatment company.

Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: PSUs: DSUs:	Nil 489,000 197,400 197,400 Nil	Board (2)	N/A	N/A
		Other Public Company Directorships (6)	Other Public Company Committee Appointments
		BQE Water Inc. (TSXV)	None

JOHN JENNINGS, MBA, CFA
British Columbia, Canada Independent Director Director Since: June 28, 2012		Mr. Jennings is employed as Practice Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Prior to joining WATSON in October 2017, he was a Senior Client Partner with Korn Ferry International from 2012 to May 2017. Upon earning his B.Sc. (Chemistry) from Western University, Mr. Jennings’ started a career in precious metals mining operations before becoming a sell-side research analyst in Toronto. Following the completion of his Master of Business Administration from London Business School, he entered a 26-year career in investment banking with leading firms in the UK and Canada, including as CEO of an investment firm. Mr. Jennings is an experienced director, having served on the boards of a number of profit and purpose-driven organizations, including as Board Chair, and Audit and Finance Committee Chair. He currently serves on the Executive Committee of the BC Chapter of the Institute of Corporate Directors and the Faculty Advisory Board of the Sauder School of Business at the University of British Columbia. He holds the designation of Chartered Financial Analyst.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	80,000 139,833 Nil 339,410	Board	12 of 12	100%
		Audit Committee	7 of 7	100%
		P&CC (Chair)	5 of 5	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

W.J. (JAMES) MULLIN
British Columbia, Canada Independent Director Director Since: August 6, 2013	Mr. Mullin is a retired Professional Engineer in the Province of British Columbia. He is a graduate of Colorado School of Mines (Mining Engineering) and spent thirty-three years with Newmont Mining Corporation. After advancing through progressively senior roles at the Similkameen Mine in Princeton, BC (now Copper Mountain Mining Corp.), he was appointed Vice President and General Manager of the operation. In 1989, he moved to Nevada, where he managed several of Newmont's operations. His career culminated in the position of Senior Vice President of North American Operations. His responsibilities included the management of open pit and underground mines, and processing plants in Canada, the United States and Mexico. He retired from Newmont in 2001. Mr. Mullin has a lengthy, successful history of establishing safety and production records, with particular emphasis on cost reduction, improving efficiencies and developing operating synergies between mine sites.

13

W.J. (JAMES) MULLIN
		Through a series of mergers and acquisitions, Mr. Mullin became skilled at the integration and reorganization of operations to achieve substantial improvements in processes and cost savings. During the eight years prior to the date of this Information Circular he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	35,647 219,000 Nil 329,100	Board	12 of 12	100%
		P&CC	5 of 5	100%
		NCGC (Chair)	1 of 1	100%
		SHESTOC (7)	6 of 6	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

ELISE REES, FCPA, FCA, ICD.D
British Columbia, Canada Independent Director Director Since: April 12, 2017		Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. She currently serves on the boards of Enmax Corporation and Westland Insurance. Previously, Ms. Rees was a Board Chair of EasyPark, Parking Corporation of Vancouver until June 2017, was director of The Greater Vancouver Board of Trade until November 2019, and a director of Alcanna Inc from August 2018 to February 2019. Ms. Rees retired from Ernst & Young LLP in June 2016 after a thirty-five-year career in professional accountancy. She spent eighteen years as a Partner with Ernst & Young, LLP, with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries, including mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant and Fellow Chartered Accountant in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	27,500 Nil Nil 334,300	Board	12 of 12	100%
		Audit Committee (Chair)	7 of 7	100%
		NCGC (8)	1 of 1	100%
		P&CC (9)	2 of 5	100%
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

KEVIN J. ROSS, EUR ING., B.Sc. (Hons) Min Eng., MBA
British Columbia, Canada Independent Director Director Since: May 6, 2019	Mr. Ross is a Mining Engineer with over forty years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, a Master of Business Administration from Cranfield School of Management and is a registered European Engineer. He is currently the Chief Operating Officer of Orca Gold Inc., where he is leading the studies to develop a gold mine in Sudan.

14

KEVIN J. ROSS, EUR ING., B.Sc. (Hons) Min Eng., MBA
		Previously, Mr. Ross served as the Chief Operating Officer of RB Energy Inc., Sirocco Mining Inc., Atacama Minerals Inc., Sirocco Gold Inc., and Red Back Mining Inc., where he led its operations and directed the development of the Akwaaba Deeps underground mine, and the Chirano and Tasiast plant expansions. Mr. Ross also serves as a director of Montage Gold Corp. appointed August 29, 2019.
Securities Held on Record Date:		Board/Committee Membership	Attendance
Common Shares: Stock Options: RSUs: DSUs:	26,600 Nil Nil 302,240	Board (10)	8 of 12	100%
		SHESTOC (11)	5 of 6	100%
		NCGC (12)	N/A	N/A
		Other Public Company Directorships	Other Public Company Committee Appointments
		None	None

Notes to this section:

(1)	Mr. Garofalo was appointed as Director and Chair of the Board effective April 21, 2020.
(2)	Messrs. Gallucci, Hair and Henderson were appointed as Directors effective April 21, 2020.
(3)	Mr. Garnett ceased to be the Chair of the Board effective July 15, 2019 and was appointed Lead Independent Director from November 29, 2019 until April 20, 2020.
(4)	Mr. Garnett left the SHEC on May 14, 2019 (the committee was subsequently combined with the TOC and renamed the SHESTOC). From June 24, 2019 to July 25, 2019, Mr. Garnett's service on committees was in an Ex-officio capacity. He attended 100% of the SHESTOC meetings held until that date. Following this, he served as a regular member of the AC, NCGC, attended P&CC meetings in an Ex-officio capacity and no longer served on the SHESTOC.
(5)	Mr. Garnett joined the NCGC on July 25, 2019 and no NCGC meetings were held during the remainder of 2019.
(6)	TSXV means the TSX Venture Exchange.
(7)	Mr. Mullin left the SHESTOC on July 15, 2019, and rejoined effective October 1, 2019.
(8)	Ms. Rees ceased to be a member of the NCGC effective June 24, 2019.
(9)	Ms. Rees joined the P&CC on June 24, 2019 and attended 100% of the meetings held after that date.
(10)	Mr. Ross was appointed as a Director effective May 6, 2019 and attended 100% of the Board meetings held after that date.
(11)	Mr. Ross joined the SHESTOC on May 14, 2019 and attended 100% of the meetings held after that date.
(12)	Mr. Ross joined the NCGC on June 24, 2019 and no NCGC meetings were held during the remainder of 2019.

On May 7, 2020, the Board approved DSU awards to Messrs. Garofalo, Gallucci and Hair in the amounts of $28,125, $15,000, $15,000, respectively, to be awarded following the Company’s blackout in respect of the trading of securities by insiders, including the issuance of share based awards, which was in place as of the Record Date.

Summary of Directors’ Qualifications and Expertise

The NCGC has determined that the nine Director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	David Garofalo	Joseph Gallucci	R.W. (Bob) Garnett	Alan Hair	Robert Henderson	John Jennings	W.J. (James) Mullin	Elise Rees	Kevin Ross
Strategic Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓		✓
Board Experience / Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓

15

	David Garofalo	Joseph Gallucci	R.W. (Bob) Garnett	Alan Hair	Robert Henderson	John Jennings	W.J. (James) Mullin	Elise Rees	Kevin Ross
Health, Safety & Environmental	✓			✓	✓		✓		✓
Mining Operations	✓			✓	✓		✓		✓
Mergers & Acquisitions / Investment	✓	✓	✓	✓	✓	✓	✓	✓
International Business	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director is, as at the date of this Information Circular, or has been, within the last 10 years before the date of this Information Circular, a director, or executive officer of any company (including Great Panther) that was:

(a)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than thirty consecutive days, that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or
(b)	subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for more than thirty consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Except as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including Great Panther) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Ross was previously the Chief Operating Officer of RB Energy Inc. (“RBI”) from April 2014 to May 2015. On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies’ Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). On October 15, 2014, RBI announced that the Court issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA, which granted an initial stay of creditor proceedings to November 13, 2014. The Order was subsequently extended to April 30, 2015. On May 8, 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014, for failure to meet the continued listing requirements of the TSX. Mr. Ross ceased employment as Chief Operating Officer of RBI in May 2015.

Mr. Garofalo was a director of Colossus Minerals Inc. ("Colossus") from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus' proposal and plan of reorganization ("Colossus Plan") was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. The Colossus Plan effectively converted all of Colossus' outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

16

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

B. APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, located at 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for appointment as auditor of the Company to serve until the close of the next annual general meeting of Shareholders.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying Proxy intend to vote the Common Shares represented by each properly executed Proxy FOR the appointment of KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting of Shareholders.

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two financial years:

Category	Year ended December 31, 2019 ($)	Year ended December 31, 2018 ($)
Audit Fees (1)	843,000	371,000
Audit-Related Fees	Nil	Nil
Tax Fees (2)	Nil	25,000
All Other Fees (3)	240,000	32,000
Notes:
(1)	“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements, internal control over financial reporting and the reviews of the Company’s condensed interim consolidated financial statements. The increase in Audit Fees are reflective of the growth in the size of the Company as a result of the acquisition of Beadell Resources Ltd., and also reflects non-recurring audit costs associated with the acquired company.
(2)	“Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.
(3)	“All Other Fees” include fees for reviews of the Company’s filings made in relation to the acquisition of Beadell Resources Ltd., as well as involvement with payroll audits of the Company’s Mexican subsidiaries.

C. APPROVAL OF CONTINUATION OF
THE AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

At the Company’s Annual General and Special Meeting held on June 8, 2017, the Shareholders ratified and approved adoption by the Company of the 2017 Omnibus Incentive Plan (the “Existing Omnibus Plan”) for three years until June 8, 2020. A copy of the Existing Omnibus Plan is attached as Appendix B to the information circular prepared for that 2017 shareholder meeting, as filed May 1, 2017, at www.sedar.com.

The Existing Omnibus Plan is the Company’s current equity incentive plan, which succeeds the Company’s 2016 Amended and Restated Stock Option Plan (the “2016 Option Plan”). Although options granted under the 2016 Option Plan will remain outstanding and be governed by the terms of the 2016 Option Plan, the Board has determined that since the Shareholders approved the Existing Omnibus Plan, no new options will be granted pursuant to the 2016 Option Plan. Both the Existing Omnibus Plan and the 2016 Option Plan are described in further detail under “Securities Authorized for Issuance under Equity Compensation Plans” below.

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The Board believes the continuation of the Existing Omnibus Plan, as amended and restated, is in the best interests of the Company and its Shareholders.

On May 7, 2020, the Board approved the Omnibus Incentive Plan, as amended and restated (the “Omnibus Plan” or the “Plan”), for continuation, subject to approval by the Shareholders and the TSX. Amendments made to the Existing Omnibus Plan, as amended and restated, are set out in the description of the Omnibus Plan below. The Board will present an ordinary resolution for consideration at the Meeting, to ratify, confirm and approve the Omnibus Plan, as described below, for continuation for a further three years to June 24, 2023. A copy of the Omnibus Plan is attached hereto as Appendix A.

Omnibus Plan

The following description of the Omnibus Plan is qualified in its entirety by reference to the full text of the Omnibus Plan. For the purposes of this section capitalized terms are as defined in the Omnibus Plan unless otherwise defined.

Key Concepts of the Omnibus Plan

Purpose:	To attract and retain key talent who are necessary or essential to Great Panther’s success, image, reputation or activities. It also allows Great Panther to reward key talent for their performance and greater align their interests with those of Great Panther’s shareholders.
Eligible Participants:	Any director, executive officer, employee or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that only Non-Employee Directors are eligible to receive Awards pursuant to the Deferred Share Unit Plan component of the Omnibus Plan. Employees, executive officers, or consultants of the Company are not eligible to receive Deferred Share Units.
Types of Awards:	Options, Restricted Share Units (RSUs) or Deferred Share Units (DSUs) – each an “Award” and, collectively, the “Awards”.
Share Reserve:	The maximum number of Common Shares of the Company available for reserve for issuance under the Omnibus Plan will not exceed 8% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to options outstanding under the 2016 Option Plan and any other Share Compensation Arrangement of the Company, as defined in the Omnibus Plan. The maximum number of Common Shares available for issuance pursuant to the redemption of RSUs and DSUs granted under the Omnibus Plan will be, in aggregate, 4% of the Outstanding Issue.
Share Recycling:	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Common Shares covered by such Award, if any, will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.
Director Participation Limit:

The maximum number of Common Shares which may be reserved for issuance to Non-Employee Directors under the Omnibus Plan, the 2016 Option Plan and any other proposed or established Share Compensation Arrangement, shall not exceed one percent (1%) of the Outstanding Issue;

The annual grant of Awards to Non-Employee Directors under the Omnibus Plan cannot exceed $150,000 in value, of which no more than $100,000 may be subject to option grants.

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Plan Renewal:	It is the Board’s intention to present an ordinary resolution at the Meeting to ratify, confirm and approve the Omnibus Plan, as amended and restated, for continuation for a further 3-year period, with shareholder approval next required at Great Panther’s 2023 Annual General Meeting.

Details of the Omnibus Plan are provided below.

Purpose

The purpose of the Omnibus Plan is:

(i)	to increase the interest in the Company’s welfare of those employees, officers, directors and consultants (who are considered Eligible Participants under the Omnibus Plan), who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary of the Company;
(ii)	to provide incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to the Company’s success, image, reputation or activities;
(iii)	to reward Eligible Participants for the performance of their services while working for the Company or a Subsidiary; and
(iv)	to provide a means through which the Company or a Subsidiary may attract and retain able persons to enter its employment or service.

Types of Awards

The Omnibus Plan provides for the grant of options, RSUs and DSUs. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Plan Administration

The Omnibus Plan is administered by the Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the Omnibus Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award is a “Participant”), (ii) designate the types and amount of Award to be granted to each Participant, (iii) designate the number of Common Shares to be covered by each Award, (iv) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Company or of an individual (“Performance Criteria”); (v) subject to the terms of the Omnibus Plan, determine whether and to what extent Awards will be settled in cash or Common Shares, or both; (vi) to interpret and administer the Omnibus Plan and any instrument or agreement relating to it, or Award made under it; and (vii) make such amendments to the Omnibus Plan and Awards made under the Omnibus Plan as are permitted by the Omnibus Plan and the rules of the TSX.

Common Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares of the Company available for issuance under the Omnibus Plan will not exceed 8% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to grants of options under the Company’s 2016 Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Omnibus Plan. As of the Record Date, there were 312,392,364 issued and outstanding Common Shares, allowing for an 8% reserve of 24,991,389 Common Shares for issuance pursuant to the Omnibus Plan. The maximum number of Common Shares available for issuance pursuant to the redemption of RSUs and DSUs granted under the Plan will be 12,495,694 Common Shares representing, in aggregate, 4% of the Outstanding Issue.

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The Omnibus Plan is an “evergreen” plan as Common Shares of the Company covered by Awards, which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares of the Company increases.

Amendment to Maximum Number of Common Shares Issuable

The Omnibus Plan has been amended in 2020 to reduce the number of Common Shares available for reserve and issuance at any time pursuant to the outstanding Awards under the Omnibus Plan by 2% to a maximum of 8% of the issued and outstanding Common Shares from time to time.

Limits on Grants to Insiders, Individual Grants, Annual Grants and Non-Executive Directors.

The Omnibus Plan provides the following limitations on grants:

(i)	The maximum number of Common Shares that may be made issuable to Participants who are Insiders under the Omnibus Plan, within a one year period, together with Common Shares reserved under any other proposed or established Share Compensation Arrangement, shall not exceed eight percent (8%) of the outstanding Common Shares (calculated on a non-diluted basis).
(ii)	The maximum number of Common Shares which may be reserved for issuance to Non-Employee Directors under the Omnibus Plan and any other proposed or established Share Compensation Arrangement, shall not exceed one percent (1%) of the Outstanding Issue.
(iii)	The annual grant of Awards under the Omnibus Plan to Non-Employee Directors cannot exceed $150,000 in value, of which no more than $100,000 may be subject to Option grants.

Eligible Participants

Any employee, executive officer, director, or consultant of the Company or any of its subsidiaries is an “Eligible Participant” and considered eligible to be selected to receive an Award under the Omnibus Plan, provided that officers, employees and consultants of the Company are not eligible to receive DSUs. Only Non-Employee Directors are eligible to receive DSUs. Eligibility for the grant of Awards and actual participation in the Omnibus Plan is determined by the Board or its delegate.

No Financial Assistance

Unless the Board, at its discretion, and subject to regulatory requirements, determines otherwise, the Company shall not offer financial assistance to any Eligible Participants in regard to exercise of any Awards granted under the Omnibus Plan.

Amendment to Eligible Participant Requirements

The Omnibus Plan is amended to include the Board’s option to require any Eligible Participant to provide certain representations, warranties and certifications to satisfy requirements of applicable laws including exemptions from registration requirements pursuant to the United States Securities Act of 1933 ( the “U.S. Securities Act”), as amended, and all U.S. state securities laws.

Description of Awards

(i)       Options

An option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Common Shares from the treasury at an exercise price set at the time of grant (the “Option Price”) of the option. Options are exercisable, subject to vesting criteria established by the Board at the time of grant, over a period of time established by the Board from time to time, which shall not exceed ten years from the date of grant. If the expiration date for an option falls within a Blackout Period, the expiration date will be extended to the date which is 10 business days after the end of the blackout period, which may be after the date that is ten years from the date of grant. The Option Price shall not be set at less than the closing price of the Common Shares on the TSX on the day before the grant is made. At the time of grant of an option, the Board may establish vesting conditions in respect of each Option grant, which may include Performance Criteria related to corporate or individual performance. The Omnibus Plan also permits the Board to grant an option holder, at any time, the right to deal with such option on a cashless exercise basis.

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The Board may grant options that are qualified incentive stock options (“ISOs”) for the purposes of Section 422 of the United States Internal Revenue Code of 1986. ISOs may only be granted to employees of the Company or a Subsidiary of the Company. The maximum number of Common Shares that may be made subject to option grants that are designated as ISOs shall not exceed 8% of the outstanding Common Shares as of the date of approval of the Omnibus Plan, for continuation, by the Shareholders.

(ii)       Restricted Share Units

An RSU is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient to acquire Common Shares as determined by the Board or, subject to the provisions of the Omnibus Plan, to receive the Cash Equivalent or a combination thereof. The Board may establish conditions and vesting provisions, including Performance Criteria, which need not be identical for all RSUs, provided that the payment of any RSU Award, which includes individual Performance Criteria, will only be settled through the issue of Common Shares. An RSU may be forfeited if conditions to vesting are not met. The term of Long Term RSU Units is determined by the Board pursuant to the Omnibus Plan to a maximum of ten years.

The Board, in its discretion, may award dividend equivalents with respect to Awards of RSUs. Such dividend equivalent entitlements will not be available until the RSUs are vested and paid out. The Cash Equivalent of RSUs awarded pursuant to the Omnibus Plan is determined based on Market Value as defined therein. The Common Shares are currently TSX listed; therefore, Market Value is determined by the closing price of the Common Shares on the TSX for the Trading Session on the day prior to the relevant time as it relates to each Award.

RSUs expire no later than December 31 of the calendar year which is three years after the calendar year in which the performance of services for which the RSU was granted, occurred.

(iii)       Deferred Share Units

A DSU is an Award attributable to a Participant’s duties as a Non-Employee Director and that, upon settlement, entitles the recipient to receive a such number of Common Shares as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after termination of the recipient’s service with the Company. The Board may, at its sole discretion, designate Eligible Participants who may receive DSU Awards; fix the number of DSUs to be Awarded to each Eligible Participant and the dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed by the Omnibus Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Common Share, or the Cash Equivalent, or a combination of both. The Board, in its discretion, may award dividend equivalents with respect to Awards of DSUs. Such dividend equivalent entitlements will not be available for settlement of the DSU. DSUs must be settled no later than December 31 of the calendar year following the year in which the recipient of the DSU ceased to be a Non-Employee Director of the Company.

Effect of Termination on Awards

(i)	DSUs

Upon Termination of Service, as defined in the Omnibus Plan, a Participant may receive their Common Shares, or Cash Equivalent, or a combination thereof, they are entitled, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that December 15 and in all cases for each U.S. Participant, the Participant will be deemed to have filed the redemption notice on December 15 (the date of the filing or deemed filing of the redemption notice, the “Filing Date”). The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service.

In the event of the death of a Participant, the Company will make payment of the DSU Settlement Amount within two months of the Participant’s death, to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.

(1)	Subject to the terms of the DSU Award Agreement, including the satisfaction or, at the discretion of the Board, waiver of any vesting conditions, settlement of DSUs shall take place promptly following the Filing Date, and take the form as determined by the Board, in its sole discretion. Settlement of DSUs shall be and shall take place through:

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(a)	in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;
(b)	in the case of settlement of DSUs for Common Shares:
(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Common Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to dispose of any such Common Shares simultaneously); or
(ii)	in the case of Common Shares issued in uncertificated form, issuance of the aggregate number of Common Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Common Shares; or
(c)	in the case of settlement of the DSUs for a combination of Common Shares and the Cash Equivalent, a combination of (a) and (b) above.
(2)	For purposes of determining the Cash Equivalent of DSUs to be made such calculation will be made on the Filing Date based on the Market Value on the Filing Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.
(3)	For the purposes of determining the number of Common Shares to be issued or delivered to a Participant upon settlement of DSUs, such calculation will be made on the Filing Date based on the whole number of Common Shares equal to the whole number of vested DSUs then recorded in the Participant’s Account to settle in Common Shares.
(ii)	Options

Each option shall be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s codes of conduct and any other reason determined by the Company to be cause for termination.
(2)	Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested option granted to such Participant shall terminate and become void immediately and (ii) any vested option granted to such Participant may be exercised by such Participant. For clarity, any option that would vest within the notice period for an Eligible Participant’s termination will vest. In lieu of a notice period, any option that would vest within an Eligible Participant’s required notice period will vest. Notwithstanding this, any unvested options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any options earned based on Performance Criteria vesting and all options not meeting the Performance Criteria forfeited. Such option shall only be exercisable within the earlier of ninety (90) days after the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, after which the option will expire.
(3)	Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a Subsidiary, (i) each unvested option granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested option granted to such Participant will cease to be exercisable on the earlier of the thirty (30) days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.

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(4)	Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) any unvested option shall terminate and become void immediately, and (ii) any vested option will cease to be exercisable on the earlier of the ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Subsidiary by reason of permanent disability, and the expiry date of the Award set forth in the Grant Agreement, after which the option will expire. For clarity, any option that would vest within 12 months of the Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability will vest. Notwithstanding this, any unvested options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the date of Termination of Service with any options earned based on Performance Criteria vesting and all options not meeting the Performance Criteria forfeited.
(5)	Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective options (the “Vested Awards”) on the date of such Participant’s death. Such Vested Awards shall only be exercisable within twelve (12) months after the Participant’s death or prior to the expiration of the original term of the options whichever occurs earlier.
(6)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all vested options in the Participant’s Account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.
(iii)	RSUs

Each RSU shall be subject to the following conditions:

(1)	Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Company or a Subsidiary, the Participant’s participation in the Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Common Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date in the case of a Termination for Cause or the resignation date in the case of a resignation.
(2)	Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date, and
(a)	If on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Common Shares or Cash Equivalent or a combination thereof that relate to such unvested RSUs shall be forfeited and cancelled; and
(b)	If on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive that number of Common Shares or Cash Equivalent or a combination thereof equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Restriction Period as of the date of the Participant’s death, retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Common Shares or Cash Equivalent or a combination thereof to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from the Account of such Participant’s or such deceased Participants’, as the case may be, and the Participant’s rights to all other Common Shares or Cash Equivalent or a combination thereof that relate to such Participant’s RSUs shall be forfeited and cancelled.

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(3)	General. For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to the Omnibus Plan following the satisfaction of all vesting conditions in respect of particular RSUs, but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.
(4)	Blackout Period. If the RSU Vesting Determination Date for a Restricted Share Unit occurs during a Blackout Period applicable to the relevant Participant, or within ten business days after the expiry of a Blackout Period applicable to the relevant Participant, then the RSU Vesting Determination Date and RSU Settlement Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Period. The terms of a Blackout Period apply to all Restricted Share Units outstanding under the Omnibus Plan.
(5)	US Tax Compliance. Awards granted to Participants subject to the US Tax Code will be intended to comply with, or be exempt from, all aspects of Section 409A of the US Tax Code and related regulations. Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A of the US Tax Code, shall be borne by the Participant.
(a)	For purposes of interpreting and applying the provisions of any Award to a Participant subject to the US Tax Code, the term “termination of employment” or similar phrase will be interpreted to mean a “separation from service,” as defined under Section 409A of the US Tax Code, provided, however, that with respect to an Award subject to the Tax Act, as defined below, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then “termination of employment” will be interpreted to only include a complete termination of the employment relationship.
(b)	If payment under an Award to a Participant is in connection with the Participant’s termination of employment, and at the time of the termination of employment the Participant is subject to the US Tax Code and is considered a “specified employee” (within the meaning of Section 409A of the US Tax Code), then any payment that would otherwise be payable during the six-month period following the termination of employment will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A of the US Tax Code, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the termination of employment.

Effect of Change of Control on Awards

In the event of a change in control (as described in the Omnibus Plan), within the twelve months following the Change of Control, a Participant who was also an officer, employee, or consultant of the Company prior to the Change of Control and has their position, employment, consulting agreement terminated, or the Participant is constructively dismissed, or if a Non-Employee Director ceases to act in such capacity, then:

(i)	all unvested RSUs shall immediately vest and shall be paid out;
(ii)	all unvested options shall vest and become exercisable.

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(iii)	Notwithstanding the above, any unvested RSUs or options with Performance Criteria attached will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any RSUs or options earned based upon Performance Criteria vesting; and RSUs or options not meeting the Performance Criteria being forfeited. Any options exercisable pursuant to this calculation of Performance Criteria shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 (ninety) days after such termination or dismissal.
(iv)	Notwithstanding any other provision in the Omnibus Plan, the Change of Control provisions do not apply to any DSUs held by a Participant governed under paragraph 6801(d) of the regulations under the Income Tax Act (Canada) (the “Tax Act”) or any successor provision.

Assignment

No Award or other benefit payable under the Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed of in any manner other than by will or by the law of descent.

Amendment or Discontinuance of the Omnibus Plan

(1)	The Board may suspend or terminate the Omnibus Plan at any time. Notwithstanding the preceding, any suspension or termination of the Omnibus Plan shall be such that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.
(2)	The Board may from time to time, in its absolute discretion and without the approval of shareholders of the Company amend any provision of this Omnibus Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:
i.	any amendment to the general vesting provisions, if applicable of the Awards;
ii.	any amendment regarding the effect of termination of a Participant’s employment or engagement;
iii.	any amendment which accelerates the date on which any Option may be exercised under the Omnibus Plan;
iv.	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE American or any other regulatory body;
v.	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;
vi.	any amendment regarding the administration of the Omnibus Plan;
vii.	any amendment to add provisions permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, a form of financial assistance or clawback which is adopted; and
viii.	any other amendment that, does not require the approval of the shareholders of the Company under the Omnibus Plan.
(3)	Notwithstanding the above amendments which can be made without shareholder approval:
(a)	no amendments to the Omnibus Plan shall alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Omnibus Plan;
(b)	the Board shall be required to obtain shareholder approval to make the following amendments:
i.	any increase to the maximum number of Common Shares issuable under the Omnibus Plan, except in the event of an adjustment pursuant to Article 7 of the Omnibus Plan;
ii.	any amendment that extends the term of options beyond the original expiry date;

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iii.	any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period;
iv.	any increase in the limits imposed on non-employee director participation in the Omnibus Plan;
v.	any amendment that permits options granted under the Omnibus Plan to be transferable or assignable other than for regular estate settlement purposes;
vi.	except in the case of an adjustment pursuant to Article 7 of the Omnibus Plan, any amendment which reduces the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price;
vii.	any amendment which increases the maximum number of Common Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7 of the Omnibus Plan;
viii.	any amendment to the definition of an Eligible Participant under the Omnibus Plan; and
ix.	any amendment to the amendment provisions of the Omnibus Plan.
(4)	Notwithstanding the foregoing, any amendment of the Omnibus Plan shall be such that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

Material Amendments to the Omnibus Plan

Many of the May 2020 amendments to the Omnibus Plan as amended and restated, were for clarification and are not material. Those amendments are incorporated in the overall description of the Omnibus Plan above. Following are the material amendments made in May 2020 to the Omnibus Plan:

i.	The maximum number of Common Shares issuable pursuant to Awards outstanding according to the Omnibus Plan and all other Share Compensation Arrangements, has been reduced by, in aggregate, 2% from 10% to 8%.
ii.	The maximum number of Common Shares issuable to Eligible Participants who are Insiders, at any time, or within any one year period, pursuant to the Omnibus Plan and any other Share Compensation Arrangement, shall not exceed 8% of the Outstanding Issue from time to time, provided that Common Shares that would be issued pursuant to Awards granted and outstanding under the 2016 Option Plan and the Existing Omnibus Plan prior to a Participant becoming an Insider, shall be excluded from the limits on the maximum Common Shares issued pursuant to Awards to Insiders.
iii.	The maximum number of Common Shares issuable pursuant to RSU or DSU Awards will not exceed 4% of the outstanding Common Shares.
iv.	The 5% maximum of Common Shares issuable pursuant to Awards to Non-Employee Directors has been reduced from 5% to a maximum of 1% of the outstanding Common Shares.
v.	The maximum number of common shares that may be made subject to option grants that are designated as ISOs shall not exceed 8% of the outstanding Common Shares as of the date of approval by the Shareholders of the Omnibus Plan.
vi.	The Omnibus Plan is amended to allow the Board, at its option, to extend a Blackout Period past the normal 10-day expiry of such Blackout Period, to extend RSU vesting dates to correspond to the extension of the expiration of Blackout Periods.
vii.	The Omnibus Plan is amended to allow the Board, at its discretion, to introduce Performance Periods on options, and to introduce Performance Periods and Restriction Periods on Restricted Share Unit (RSU) and Long Term RSU Awards. An RSU becomes subject to Performance Criteria affecting the calculation of the value of the Award within a Performance Period and is subject to a Restriction Period, and a Long Term RSU is subject to Performance Criteria that extends beyond the Performance Period and the resulting Restriction Period.

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viii.	New sections Payment of Annual Base Compensation and Additional Deferred Share Units are added. Payment of Annual Base Compensation allows Participants to choose to receive any portion or all of their Annual Base Compensation in DSUs and provides the procedure by which Canadian resident Participants and US resident Participants, respectively, may submit their choice to do so. Additional Deferred Share Units retains the Board’s option to award DSUs to Participants separate from the Annual Base Compensation award procedure.
ix.	The Change of Control provision are amended to remove the Board’s option to terminate all Awards effective upon a Change of Control and eliminates all reference to “proposed” Change of Control. Instead, the provision is focused on the year following the actual occurrence of a Change of Control, the possibility of changes in employment and the remaining vesting of Performance Criteria, or the termination of Awards as a result of the termination of employment of Participants. More detailed analysis of this provision is set out above. A new provision is included to clarify that the Change of Control provisions are not applicable with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor provision.
x.	The Omnibus Plan is amended at the section Amendment or Discontinuance of the Plan to allow the Board, (A.) without further shareholder approval, to: (i) suspend or terminate the Omnibus Plan, at its option, with the provision that any such suspension or termination must be effected so that the Omnibus Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor provision; (ii) allow the Board to amend any provision of the Omnibus Plan, subject to exchange requirements, including an amendment to allow Awards to be settled otherwise than with Common Shares to incorporate, among other methods, a form of financial assistance or clawback; AND (B.) the Board will require further shareholder approval to amend the Omnibus Plan to (i) allow the Board to extend the term of options to beyond the original expiry date, to extend the expiry date of any Award, or a Restriction Period, or Performance Period of any RSU beyond the original expiry date; (ii) allow the Board to increase the limits imposed on Non-Employee Director participation in the Omnibus Plan; (iii) to make any amendment permitting options granted pursuant to the Omnibus Plan to be transferable or assignable other than for normal estate settlement purposes; and (iv) to confirm that any amendment of the Omnibus Plan must be such that the Omnibus Plan meets requirements of paragraph 6810(d) of the regulations under the Tax Act or any successor provision.
xi.	The Omnibus Plan is amended at the section U.S. Tax Compliance, stipulates the application of U.S. tax regime requirements, in particular, the provisions of Section 409A of the U.S. Tax Code and all related regulations.
xii.	The Omnibus Plan is amended at the section Securities Law Compliance has been amended to add subsection (2) to include United States securities regulation for Common Shares issued in the United States and the requirements concerning registration of Common Shares issued pursuant to the Omnibus Plan, in particular, the condition that they be issued as “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act, and the required legends of the certificates representing those Common Shares issued in the United States.

Insider Votes Withheld

Insiders of the Company entitled to receive a benefit under the arrangement are not eligible to vote their securities in respect of the approvals required by this Subsection 613(a) unless the arrangement contains the insider participation limit.

TSX Approval

The TSX has reviewed the above disclosure and the Omnibus Plan and has given conditional approval subject to receipt by the Company of shareholder approval of the Omnibus Plan. Accordingly, as the Omnibus Plan provides for the potential issuance from the treasury of securities of the Company, and as required by the TSX, management of the Company will ask shareholders to vote on the following Omnibus Plan Resolution at the Meeting:

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“WHEREAS the Board of Directors (the “Board”) of Great Panther Mining Limited (the “Company”) approved on May 7, 2020 the continuation of the Omnibus Incentive Plan, as amended and restated (the “Omnibus Plan”) for the benefit of any employee, officer, director, Non-Employee Director or consultant of the Company or any affiliate of the Company;

AND WHEREAS the maximum number of Common Shares of the Company (“Common Shares”) available for issuance under the Omnibus Plan shall not exceed 8% of the issued and outstanding Shares from time to time less the number of Shares reserved for issuance under all other security-based compensation arrangements of the Company;

AND WHEREAS the rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable, be approved every three (3) years;

NOW THEREFORE BE IT RESOLVED as an ordinary resolution, that:

1.	the Omnibus Incentive Plan, as amended and restated, and approved by the Board on May 7, 2020 (the “Omnibus Plan”), as disclosed in the Information Circular of the Company dated May 12, 2020, be and is hereby ratified, confirmed and approved for continuation;
2.	the Company be and is hereby authorized to continue granting Awards pursuant to the Omnibus Plan until June 24, 2023, being three years from the date of the shareholder meeting at which this resolution is passed; and
3.	any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution.”

Recommendation of the Board

The Board has determined that the continuation of the Omnibus Plan is in the best interests of the Company and its shareholders and recommends that Shareholders vote IN FAVOUR of the foregoing Omnibus Plan Resolution.

The Omnibus Plan Resolution must be passed by a simple majority of the votes cast on the resolution by Shareholders present or represented by proxy, who are entitled to vote, at the Meeting.

Unless instructed in the Proxy to the contrary, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the Omnibus Plan Resolution.

If the Omnibus Plan Resolution is not approved by the shareholders at the Meeting, then all Awards outstanding pursuant to the Existing Omnibus Plan will remain outstanding and Common Shares reserved for exercise or conversion of Awards under the Existing Omnibus Plan will remain available. However, the Company will not be able to grant any new Awards under the Existing Omnibus Plan or any other Share Compensation Arrangements until shareholder approval to the Omnibus Plan, or to the Existing Omnibus Plan, for continuation, is obtained.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Corporate governance refers to the policies and structure of a company’s board of directors, whose members are elected by, and are accountable to the shareholders of that company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and Shareholders and help to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted corporate governance policies, including the following which are available on the Company’s website at https://www.greatpanther.com/corporate/corporate-governance/:

(a)	Code of Business Conduct and Ethics; and
(b)	Whistleblower Policy.

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The following disclosure has been prepared under the direction of the NCGC and has been approved by the Board.

Board of Directors

Independence of the Board

The Board facilitates its exercise of independent supervision over management by ensuring representation on the Board by Directors who are independent of management. Directors are considered to be independent if they currently do not have, or within the three years prior to this Information Circular did not have, a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The independence of the Directors is outlined on the “Nominees for Election” section of this Information Circular. A majority of the Directors are independent. Currently, two Directors, Robert Henderson, President and CEO of the Company and Robert A. Archer are not independent. Mr. Archer is not standing for re-election to the Board.

Diversity and Gender Equality

The Board has not adopted a written policy relating to the identification and nomination of female Directors or a formal diversity policy. The Board, through its direction to management, continues to promote diversity in the workplace. The Company respects and values differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. The Company recognizes the benefits arising from Board, management and employee diversity, including broadening the Company’s skill sets and experience, accessing different outlooks and perspectives and benefiting from all available talent. Directors are recruited and promoted based upon their qualifications, abilities and contributions.

The Board is committed to fostering a diverse workplace environment where: (a) individual differences and opinions are heard and respected; (b) employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and (c) inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed. The Board monitors the Company’s adherence to these principles.

The Company currently has one female Independent Director who chairs the Audit Committee and serves on the P&CC. The Company currently has three female Vice Presidents (of seven Vice Presidents) representing the critical areas of Social Responsibility, People and Culture and Investor Relations.

Committee Composition

The current committees of the Board are: (a) the Audit Committee, (b) the P&CC (name changed effective March 27, 2020, formerly the Human Resources and Compensation Committee,), (c) the NCGC and (d) the SHESTOC (formerly the Safety, Health and Environment Committee “SHEC”). The Audit Committee, P&CC and NCGC consist solely of Independent Directors. During the year ended December 31, 2019, the SHEC and Technical and Operations Committee were combined into the SHESTOC, incorporating the social, environmental and technical oversight of the Company’s operations.

Meeting Attendance Record

Directors are expected to attend all meetings of the Board and the committees of which they are members in person, to attend such meetings fully prepared, and to remain in attendance for the duration of the meeting. Attendance by telephone is acceptable in appropriate circumstances. Where a Director’s absence from a meeting is unavoidable, the Director is expected to contact the Chair, the President and CEO or the Corporate Secretary as soon as possible for a briefing on the substantive elements of the meeting. The attendance of Directors at meetings of the Board and each committee during the year ended December 31, 2019, is detailed on the “Nominees for Election” section of this Information Circular.

The Independent Directors hold regularly scheduled meetings which Non-Independent Directors and members of management may attend only by invitation, and such invitations may only be extended only for specific agenda items. The Board regularly holds in-camera meetings attended by the Independent Directors, in conjunction with Board meetings and Audit Committee meetings. On certain occasions, the President and CEO is asked to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera meetings. During the year ended December 31, 2019, the Independent Directors held twelve Board meetings and 10 in-camera meetings. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other Independent Directors, as guests, and the Company’s auditors.

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The Audit Committee meets as often as deemed necessary but will meet at least once quarterly per year in conjunction with the review and approval of annual and quarterly financial statements, management’s discussion and analysis of operating results, and related filings. The P&CC meets as often as deemed necessary but will meet at least three times per year. Other committees hold regular meetings throughout the year as required but will meet at least once annually.

Mandate and Charters

The Board has developed and approved a written mandate for the Board (“Board Mandate”) and formal charters for each committee of the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company’s website at http://www.greatpanther.com/corporate/corporate-governance/. Summaries of the Board Mandate and the responsibilities of each Board Committee are set out below.

Mandate of the Board

The Directors are stewards of the Company, responsible for the overall management and direction of the Company. The Board has the responsibility to oversee the conduct of the Company’s business, to supervise management and to act with a view towards the best interests of the Company. The Board has adopted a Board Mandate, the principles of which define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each Director in letter and spirit. Each Director will execute his or her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	Strategic planning, including:
o	participation with management in the development and annual approval of a strategic plan that takes into consideration, among other things, the risks and opportunities of the business;
o	approval of annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
o	directing management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
o	approval of entry into, or withdrawal from, lines of business that are, or are likely to be, material to the Company; and
o	approval of material acquisitions and divestitures.
•	Financial and corporate matters, including:
o	taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
o	approval of financings and the incurrence of material debt outside the ordinary course of business; and
o	approval of commencement or settlement of material litigation.
•	Business and risk management, including:
o	ensuring that management identifies the principal risks of the Company’s business and implements appropriate systems to manage the risks;
o	approval of any plans to hedge sales; and
o	evaluation of, and assessing, information provided by management and others about the effectiveness of risk management systems.
•	Policies and procedures, including:
o	approval of, and monitoring of compliance with, all significant policies and procedures that govern the Company’s operations;

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o	approving and acting as guardian of the Company’s corporate values; and
o	directing management to ensure that the Company operates within applicable laws and regulations and to the highest ethical and moral standards.

Audit Committee Charter

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee’s role is to support the Board in meeting its responsibilities to Shareholders, review and establish the independence of the external auditor, facilitate effective communication between management and the external auditor, provide a link between the external auditor and the Board, and increase the integrity and objectivity of financial reports and public disclosure. The full text of the Audit Committee Charter is available for viewing on the Company’s website at http://www.greatpanther.com/_resources/pdf/charter-of-audit-committee.pdf. During the year ended December 31, 2019, the Audit Committee met seven times.

The Audit Committee has full and unrestricted direct access to the external auditor and is responsible for approving the nomination and establishing the independence of the external auditor.

P&CC Charter

The role of the P&CC includes evaluating the performance of the President and CEO, Chief Financial Officer and the Chief Operating Officer. The P&CC also assists the Board in its oversight role by approving all compensation, succession and development for Executive Officers and Directors, recommending compensation plans, including equity-based compensation plans to the Board, and performing an annual review of the Company’s benefits programs. The full text of the P&CC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/hrcc.pdfhttps://www.greatpanther.com/_resources/pdf/hrcc.pdf. During the year ended December 31, 2019, the P&CC met five times.

NCGC Charter

The NCGC enhances the Company’s performance by developing and recommending governance principles and by assisting the Company in discharging its corporate governance responsibilities under the applicable law. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. This committee is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. As part of its mandate, the NCGC, among other things, develops and reviews a long-term plan for Board composition, reviews the Board’s relationship with management to ensure the Board functions independently, develops criteria for Directors, recommends nominees for election as Directors and for appointment to committees, and reviews and monitors orientation and education of Directors. The full text of the NCGC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/ncgc.pdfhttps://www.greatpanther.com/_resources/pdf/ncgc.pdf. During the year ended December 31, 2019, the NCGC met once.

SHESTOC Charter

The role of the SHESTOC is to assist the Board in the review, monitoring, and oversight of the Company’s Safety, Health, Environment, Social, Technical and Operations policies and regulatory compliance obligations. It is the responsibility of this committee to review and make recommendations with respect to the Company’s (i) safety and health programs, (ii) mining, processing and exploration programs and procedures, (iii) key corporate and management level safety and health, operations and exploration personnel, (iv) environmental management programs and compliance issues and (v) social performance management programs and compliance issues. The SHESTOC must satisfy itself that the management of the Company monitors trends and reviews current and emerging issues in the safety, health, mining, processing and exploration, environmental and social performance fields and evaluates the impact on the Company. The full text of the SHESTOC Charter is available for viewing on the Company’s website at https://www.greatpanther.com/_resources/pdf/shestoc.pdfhttps://www.greatpanther.com/_resources/pdf/shestoc.pdf. During the year ended December 31, 2019, the SHESTOC met six times.

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Position Descriptions

Written position descriptions have been developed for the President and CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the President and CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles.

Orientation and Continuing Education

The NCGC is responsible for establishing and monitoring the orientation and continuing education of Directors. When new Directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of Directors. Board meetings also include presentations by the Company’s management and employees to give the Directors additional insight into the Company’s business. While the Company does not have a formal continuing education program, in order to enable each Director to perform his or her duties better and to recognize and deal appropriately with issues that arise, the Company provides Directors with suggestions to undertake continuing director education, the cost of which is borne by the Company. All Board members have significant experience in the governance of public companies, which the Board believes ensures the effective operation and governance of the Board.

The following table provides details regarding each Director’s continuing education during the year ended December 31, 2019:

Director	Course / Event
David Garofalo, CPA, CA, ICD.D	Davos Economic Forum BMO Mining Conference Goldcorp Environmental, Social & Governance Conference Various (6) mine site visits
Joseph Gallucci, MBA	Various mine site visits PDAC 2019 Vancouver Resource Investment Conference The Silver and Gold Summit
R.W. (Bob) Garnett, CPA, CA, ICD.D

CPABC courses & seminars:

Income Tax Review

Ethics in the Workplace

Tax Update

ICD courses & seminars:

Digital Strategy

Crystal Boards: How to Make the Right Decisions

Key Learnings From 2019 Proxy Season

Managing Innovation Risk

Executive Compensation Trends

KPMG courses & seminars:

2019 Economic Forecast

2019 Post-budget Checkup

Income Tax Update

Mining Forum, AI (Artificial Intelligence) Opportunities

McMillan LLP seminars:

Duties of Directors and Officers

Fiduciary Duty

Alan Hair, CEng MIMMM, ICD.D	BMO Mining Conference Various mine site visits
Robert Henderson, B.Sc, MBA	None

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Director	Course / Event
John Jennings, MBA, CFA

ICD courses & seminars:

Getting on A Corporate Board (panelist)

Cybersecurity

Purpose vs. Profit

Canadian Annual Conference

Managing Innovation in Times of Rapid Change

Effective Government Relations Strategy

Board Oversight of Culture

McMillan LLP seminars:

Duties of Directors and Officers

Fiduciary Duty

W.J. (James) Mullin	Tucano Gold Mine site visit, Brazil McMillan LLP seminars: Duties of Directors and Officers Fiduciary Duty
Elise Rees, FCPA, FCA, ICD.D

Topia Mine site visit, Mexico

ICD courses & seminars:

Effective Audit Committees

Ethical Oversight

Digital Strategy

Managing Cyber Risk

Managing Innovation in Times of Rapid Change

Effective Government Relations Strategy

CPABC seminars:

Canada Financial Reporting

Ethical Oversight

EY seminar: Mining in 2040, Innovation, Sustainability and Climate Change

KPMG seminar: Financial Reporting Update

Integrity Counts course: Training on Whistle Blower

Harvard Business School Leadership and Culture seminar: New Horizons

McMillan LLP seminars:

Duties of Directors and Officers

Fiduciary Duty

Kevin J. Ross, EUR ING., B.Sc. (Hon) Min Eng., MBA	Topia Mine site visit, Mexico Tucano Gold Mine site visit, Brazil McMillan LLP seminars: Duties of Directors and Officers Fiduciary Duty

Acronyms used in this table:

CPABC - Chartered Professional Accountants of British Columbia

ICD - Institute of Corporate Directors

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to its Directors, officers and employees. The Code sets out expectations for the conduct of the Company’s business in accordance with all applicable laws, rules and regulations and the highest ethical standards. The Code is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/code-of-business-conduct-ethics.pdf and under the Company’s profile on SEDAR at www.sedar.com. In addition, the Board has found that fiduciary duties placed on individual Directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual Director’s participation in decisions of the Board in which the Director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company. On October 29, 2019, the Company reviewed and updated the Code for best practices.

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The NCGC oversees compliance with the Code, and Ms. Rees, the Audit Committee Chair, who is an Independent Director, serves as the Business Ethics Officer responsible for ensuring adherence with the Code. While serving in this capacity, the Business Ethics Officer reports directly to the Board.

Training on the Code for Directors, officers and employees is conducted on an ongoing basis. To ensure familiarity with the Code, Directors, officers and employees are required to read the Code and sign a compliance certificate annually.

The Code states that the Company’s Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest. Directors, officers, and employees must immediately notify the Business Ethics Officer of the existence of any actual or potential conflict of interest, which includes any interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement that the Director or Executive Officer should have in respect of the transaction or agreement. All Directors and Executive Officers are subject to the requirements of the BCA with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

A conflict of interest occurs when a Director, officer or employee finds himself or herself in a position where his or her personal interests conflict with the interests of the Company or have an adverse effect on the Director’s, officer’s or employee’s motivation or the proper performance of his or her job.

Directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code to the Business Ethics Officer as soon as practicable upon becoming aware of the known or suspected violation. The Code provides that each Director, officer and employee is personally responsible for, and has a duty to report violations or suspected violations of the Code to the Business Ethics Officer, and that no employee will be discriminated against for reporting what the employee reasonably believes to be a breach of the Code or any law or regulation. Additionally, Directors, officers, and employees may contact the Business Ethics Officer with a question or concern about this Code or business practice.

The Company has also adopted a whistleblower policy and reporting system (the “Whistleblower Policy”), which is available on the Company’s website at http://www.greatpanther.com/_resources/pdf/whistle-blower-policy.pdf. The Whistleblower Policy was last updated and approved on October 29, 2019 and complements the Code. The Code and Whistleblower Policy provide a mechanism for Directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or the Vice President, People and Culture. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide immediate notice to the Business Ethics Officer and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Nomination of Directors

The Board considers its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NCGC recommends the nine continuing Directors for election this year.

The NCGC is composed of Mr. Garnett, who was appointed as member on July 25, 2019, Mr. Ross, who was appointed as member on June 24, 2019 and Mr. Mullin, who was appointed as Chair on November 25, 2019, all of whom are Independent Directors. The mandate of the NCGC includes identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees. It also extends to evaluating the qualifications and independence of each member of the Board and its committees and recommending to the Board any appropriate changes in the composition of the Board and any of its committees.

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In fulfilling its mandate, the NCGC, among other things: identifies and evaluates individuals qualified to be nominated for election as Directors of the Company or any of the Board's committees (the “Nominees”); reviews and develops the Board's criteria for selecting Nominees; selects, or recommends that the Board select, Nominees for election at the annual meeting of the Shareholders of the Company; evaluates any individuals nominated for election as Directors of the Company by the Shareholders of the Company; and retains a search firm to assist the NCGC in identifying, screening and attracting Nominees, if necessary.

Assessments and Performance Reviews

The Board monitors the adequacy of information given to Directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The NCGC oversees an annual formal assessment of the Board, its committees, and the individual Directors. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

NYSE American Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of the NYSE American (formerly known as NYSE MKT), and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002).

Section 110 of the NYSE American LLC Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE American listing criteria, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.

Section 123 of the NYSE American LLC Company Guide recommends that the quorum for meetings of Shareholders of a listed company be not less than 33-1/3% of the issued and outstanding shares entitled to vote at a meeting of Shareholders. Upon listing, the Company received an exemption from this listing standard. The Company’s quorum requirement is specified in its corporate charter as two persons who are, or who represent by proxy, Shareholders.

Section 713 of the NYSE American LLC Company Guide requires that the Company obtain the approval of its Shareholders for share issuances equal to 20% or more of presently outstanding shares for a price which is less than the greater of book or market value of the shares. This requirement does not apply to public offerings. There is no such requirement under British Columbia law or under the Company’s home stock exchange rules (the TSX) unless the dilutive financing results in a change of control. The Company intends to seek a waiver from NYSE American’s section 713 requirements should a dilutive private placement financing trigger the NYSE American Shareholders’ approval requirement in circumstances where the same financing does not trigger such a requirement under British Columbia law or under the Company’s home country stock exchange rules.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on the NYSE American. In addition to having a separate Audit Committee, the Company’s Board has established a separately designated P&CC that materially meets the requirements for a compensation committee under section 805 of the NYSE American LLC Company Guide, as currently in force.

The Company’s governance practices also differ from those followed by U.S. domestic companies pursuant to NYSE American listing standards in the following manner, although the Company does not believe such differences to be particularly significant:

a)	Board Meetings

Section 802(c) of the NYSE American LLC Company Guide requires that the Board hold meetings on at least a quarterly basis. The Board is not required to meet on a quarterly basis under the laws of the Province of British Columbia.

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b)	Solicitation of Proxies

NYSE American requires the solicitation of proxies and delivery of proxy statements for all Shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to applicable SEC proxy rules. The Company is a foreign private issuer as defined in rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in sections 14(a), 14s(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

AUDIT COMMITTEE

In addition to the disclosure under “Statement of Corporate Governance Practices – Mandates and Charters – Audit Committee Charter”, information about the Audit Committee, as well as a copy of its Charter, are included in the Annual Information Form (the “AIF”) which was filed under the Company’s profile on SEDAR at www.sedar.com on March 30, 2020, under the heading “Audit Committee Information”. A copy of the AIF is available upon request from the Company’s Investor Relations Department at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number +1 604 608 1766, toll-free: +1 888 355 1766, fax number +1 604 608 1768, or email info@greatpanther.com, free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	“Executive Officer(s)” means the legally appointed executive officers of the Company which consist of the CEO, the CFO, and the COO; and,
(d)	“Named Executive Officers” or “NEOs” means (i) CEO, (ii) CFO, and (iii) each of the three most highly compensated Executive Officers of the Company, including any Subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a NEO under paragraph (iii) but for the fact that the individual was neither an Executive Officer of the Company or a Subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the financial year ended December 31, 2019, the following individuals were NEOs of the Company:

Name	Title	Notes
James M. (Jim) Bannantine	President and CEO (“CEO”)	Until October 30, 2019
Jeffrey Mason	Interim President and CEO (“Interim CEO”)	From October 30, 2019, until April 20, 2020
Jim A. Zadra	Chief Financial Officer and Corporate Secretary (“CFO”)
Neil Hepworth	Chief Operating Officer (“COO”)	Since November 5, 2019

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Name	Title	Notes
Brian Peer (1)	Vice President (“VP”), Operations Mexico
Christopher Richards (1)	VP, Finance	Until February 28, 2020
Mariana Fregonese (1)	VP, Social Responsibility

Note:

(1)	Messrs. Peer & Richards and Ms. Fregonese are not Executive Officers of the Company but qualify as NEOs under (d)(iii) above. Mr. Richards resigned effective February 28, 2020.

COMPENSATION DISCUSSION AND ANALYSIS

Below are some of the key aspects of the Company’s executive compensation plan that are in place to ensure good governance:

Pay for performance – 65% of CEO Total Direct Compensation (as defined in the graphic below) is variable and at-risk through the annual incentive and share option grants. The average percentage for the other NEOs is 50%.

Relevant performance metrics – The performance metrics and expected performance levels for the short-term incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for Shareholders.

Annual review of peer group – The P&CC annually reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company's operations.

Cap on short-term incentive payouts – Payouts under the short-term incentive plan are capped for the CEO, CFO, COO and VP, Operations at 200% of Target, and at 150% of target for all other NEOs.

Threshold performance expectations before incentive payouts are made – Threshold performance expectations, including safety targets, are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share option grants, due to the requirement for Great Panther’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run.

Modest benefits and perquisites – Benefits and perquisites are set at competitive levels but represent a small part of total NEO compensation.

Review of compensation risk – The P&CC monitors the risk inherent within its compensation plan to ensure the plan does not encourage excessive risk-taking. To the date of this Information Circular, the Company has not identified any risks arising from the Company’s policies and practices that are reasonably likely to have a material adverse effect on the Company.

Employment agreements – The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at Great Panther. Under the terms of each NEO’s employment agreement, each NEO has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation. The following provides information on compensation and benefits for each NEO. Termination benefits for each NEO are summarized under the heading “Termination and Change in Control Provisions”.

Independent advice – The P&CC has engaged an independent advisor, Global Governance Advisors (“GGA”), to advise it on compensation and governance matters.

No share option repricing – Options are not allowed to be repriced under the 2016 Option Plan, the 2017 Omnibus Incentive Plan, nor the proposed Omnibus Plan.

No excessive severance obligations – NEO severance obligations are capped at no higher than twenty-four months.

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No hedging of share-based compensation – The Company has a policy restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of share options or any other share-based compensation.

Share ownership requirements – On July 16, 2019, the Company adopted a share ownership policy that requires NEOs to own a minimum value of Common Shares of the Company to encourage them to consider long-term performance and multi-year goals in decision-making. The guidelines for executive share ownership levels are as follows:

•	President & CEO – value equal to three times current annual base salary
•	CFO and COO – value equal to two times current annual base salary
•	All VPs – value equal to one times current annual base salary

The applicable level of share ownership is based upon the higher of cost or market value, including direct share ownership, in-the-money options, RSUs and DSUs, and is required to be achieved by June 30, 2024.

The table below shows the ownership levels of the NEOs subject to the Share Ownership Policy as at December 31, 2019:

Name	Title	Base Salary ($)	Ownership Requirement ($)	Value Owned ($) (1)	Meets Requirement (Yes / No)
Jeffrey Mason (2)	Interim CEO	500,000	1,500,000	579,357	No
Jim A. Zadra	CFO	320,000	640,000	529,003	No
Neil Hepworth	COO	350,000	700,000	Nil	No
Brian Peer	VP, Operations	337,688 (3)	337,688	263,390	No
Christopher Richards (4)	VP, Finance	215,000	215,000	110,089	No
Mariana Fregonese	VP, Social Responsibility	180,000	180,000	104,728	No

Notes:

(1)	Value Owned is the greater of the acquired cost (for RSUs and DSUs, the cost is considered as the awarded value) or market value based on the closing share price of the Company’s shares traded on the Toronto Stock Exchange on December 31, 2019, and includes direct share ownership, in-the-money value of stock options, DSUs and RSUs.
(2)	Mr. Mason resigned effective April 20, 2020.
(3)	Mr. Peer’s base salary is paid in US dollars. As at December 31, 2019 his salary was US$260,000 per annum. For the purposes of this disclosure, it has been converted to Canadian dollars at the December 31, 2019 exchange rate of US$1.00 = $1.2988.
(4)	Mr. Richards resigned effective February 28, 2020.

The Company’s CEO, CFO and COO participate in executive compensation decisions by making recommendations to the P&CC regarding (a) Executive Officer base salary, annual short-term and long-term incentive awards; (b) annual and long-term quantitative and qualitative goals and objectives for the Executive Officers; and (c) recommendations to amend short-term and long-term incentive plans, as necessary.

The P&CC reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

The following executive compensation principles guide the P&CC in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation plan:

•	Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives while being fair and reasonable to Shareholders;

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•	Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;
•	Compensation should reinforce the Company’s commitment to health, safety and the environment, ensuring safe working conditions for all employees and contractors in a manner that respects the physical environment;

•       Incentive compensation should account for the Company’s commodity-based cyclical business environment in which metal price and currency exchange rate volatility can have a significant impact on financial and some operating metrics.  Incentive compensation plans should not be designed to derive benefit from unexpected fluctuations in metal prices and/or currency exchange rates and instead focus on operational and financial performance measures that are more independent of the effect of unforeseen movements in metal prices and currency exchange rates; and

•	Compensation plans should align executives’ long-term financial interests with those of Shareholders by providing equity-based incentives.

The Company’s executive compensation plan is designed to encourage, compensate, and reward executives on the basis of individual and corporate performance, both in the short and the long term. Executive Officer and non-executive NEO compensation include base salary and benefits, payments under the Company’s Short-term Incentive Plan (the “STIP”) and awards under the Company’s Long-term Incentive Plan (the “LTIP”) which provides for share options, RSUs and PSUs. However, Executive Officers have a higher portion of their compensation composed of variable incentives tied to corporate performance (STIP and LTIP). Salaries are a base level of compensation designed to attract and retain executives and employees with the appropriate skills and experience. STIP payments are designed to reward for the achievement of short-term corporate objectives (generally one year) and individual contribution towards achieving those objectives, while LTIP awards are designed to provide incentives to increase Shareholder value over the longer-term and thereby better align executive compensation with the interests of Shareholders.

Each element of executive compensation is carefully considered by the P&CC to ensure that there is the right mix of short-term and long-term incentives for the purposes of achieving the Company’s goals and objectives.

To emphasize a pay-for-performance philosophy at Great Panther, Total Direct Compensation is heavily weighted towards “at risk” compensation in the form of the STIP and LTIP awards. As shown below, a significant portion of the CEO’s and NEO’s Target Total Direct Compensation, 65% and 50%, respectively, is at risk and tied to annual and long-term performance.

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Note: the NEO target compensation mix graph does not include the CEO target compensation mix.

During the year ended December 31, 2019, the P&CC retained GGA to provide independent compensation and governance advice to the P&CC and to the Board. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. GGA was retained to review the compensation and governance for the Company’s executives and Directors, which may include, in any particular year, the evaluation of:

•	the Company’s overall executive and Director compensation philosophy, objectives and approach;
•	the competitiveness of executive and Director compensation levels – including benefits and perquisites;
•	the appropriateness of the Company’s short and long-term incentive plans;
•	executive and Director succession planning;
•	required public disclosure as it relates to executive and Director compensation; and
•	any other compensation and governance requests made by the P&CC.

During the year ended December 31, 2019, GGA was engaged by the P&CC to:

•	review the Company’s 2019 management information circular, in particular, the Compensation Discussion and Analysis and compensation disclosure for the year ended December 31, 2018;
•	conduct a competitive market compensation review for the Top 6 executive and management positions as well as for Board remuneration including a peer group analysis, evaluation of Total Direct Compensation (base salary plus short-term incentive and long-term incentive) levels; and,
•	prepare an analysis of Great Panther’s short and long-term incentive plan design practices to the market practices.

The table below outlines the fees paid for GGA's services in 2019 and 2018.

Year	Executive Compensation Related Fees ($)	All Other Fees ($)
2019 (1)	64,552	Nil
2018	6,500	Nil
(1)	The increase in fees in 2019 are reflective of the growth in the size of the Company as a result of the acquisition of Beadell Resources Ltd., requiring the development of a new peer group and detailed compensation analysis for each senior position.

The P&CC reviews all fees and the terms of consulting services provided by its independent compensation consultant.

Based on this review, the Company has maintained the following general principles in determining its executive and Director total compensation plans for the year ended December 31, 2019:

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Annual Compensation Review Process

The P&CC follows an annual compensation review process, working in collaboration with an independent compensation advisor. Generally, the compensation advisor is engaged in a more detailed scope review in alternate years. The process includes the following key steps:

1.	Review and validate the Compensation Philosophy;
2.	Review and validate the peer group;
3.	Detailed executive compensation review;
4.	Detailed review of performance metrics and determination of incentive awards; and
5.	Establish performance metrics for following financial year.

Peer Group

The Company uses the following criteria when determining appropriate comparators for compensation benchmarking purposes:

•	Companies of a similar size to Great Panther, primarily from a total assets perspective, but also taking into account other factors such as market capitalization, revenue, as well as gold and silver production;
•	Companies with operations in similar geographical locations (i.e. Mexico/South America) to account for geographic risk;
•	Companies with a similar business strategy and scope of operations as Great Panther;
•	Companies in a similar stage of growth and development as Great Panther; and
•	Companies who have similar complexities in mining operations.

The peer group defines the competitive market, which Great Panther uses to guide executive compensation design and pay levels.

Based upon GGA’s 2019 review, the custom peer group based on the criteria listed above was:

2019 Peer Group for Great Panther Mining Limited
Americas Gold and Silver Corporation	Gold Resource Corporation	Premier Gold Mines Limited
Argonaut Gold Inc.	Gran Colombia Gold Corporation	Sierra Metals Inc.
Endeavour Silver Corp.	Guyana Goldfields Inc.	Silvercorp Metals Inc.
Equinox Gold Corp.	Leagold Mining Corporation	SSR Mining Inc.
First Majestic Silver Corp.	Mandalay Resources Corporation	Trevali Mining Corporation
Fortuna Silver Mines Inc.	McEwen Mining Inc.	Wesdome Gold Mines Ltd.

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The graphic below illustrates the change in Great Panther’s custom peer group from 2018 to 2019, which reflects the acquisition of Beadell Resources Ltd. and the evolution of the Company’s production profile to place a greater focus on gold production versus silver production:

In addition to the custom peer group, for additional context, the Company evaluates global mining industry data from GGA’s Global Mining compensation database.

Base Salary

Base salary is intended to remunerate the executive for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive is recommended by the CEO and approved by the Board based on an assessment by the P&CC of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the P&CC also considers the particular skills and experience of the individual. A final determination on base salary, is made by the Board, in its sole discretion, based on the recommendations of the P&CC and its knowledge of the industry and geographic markets in which the Company operates. While the CEO may make a recommendation regarding annual base salaries, the P&CC and the Board make the final determination. The base salaries of all NEO’s were increased effective March 5, 2019.

Named Executive Officer (“NEO”) (Title)	Base Salary Paid During the Year ($)
James M. (Jim) Bannantine (CEO) (1)	410,300
Jeffrey Mason (Interim CEO) (2)	87,165
Jim A. Zadra (CFO)	316,515
Neil Hepworth (COO since November 5, 2019) (3)	58,333
Brian Peer (VP, Operations) (4)	345,069
Christopher Richards (VP, Finance) (5)	214,129
Mariana Fregonese (VP, Social Responsibility) (5)	178,258

Notes:

(1)	Mr. Bannantine’ s base salary was $500,000 per annum at the date his employment ended on October 30, 2019.
(2)	Mr. Mason’s base salary was $500,000 per annum at December 31, 2019.
(3)	Mr. Hepworth’s base salary was $350,000 per annum at December 31, 2019.
(4)	Mr. Peer’s base salary is contracted and paid in US dollars at a rate of US$255,000 per annum until March 5, 2019 at which time it was increased to US$260,000 per annum. The amount in the table above is presented in Canadian dollars using an average exchange rate of US$1.00 = $1.3272. Mr. Peer is not an Executive Officer but qualifies as a NEO as defined above.
(5)	Mr. Richards and Ms. Fregonese are not Executive Officers but qualify as NEOs as defined above.

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Short-term Incentive Plan for 2019

The Company’s STIP is designed to reward management for achieving certain strategic objectives and milestones. The Board evaluates executive incentive compensation based on the Company meeting those strategic objectives and milestones. STIP payments, if awarded, recognize contributions to achieving the Company’s goals. STIP payments are reviewed and approved by the P&CC to ensure that such remuneration is appropriate, equitable and commensurate with the Company’s performance and achievement of goals and objectives. Notwithstanding any objectives and targets, the Board retains ultimate discretion for any awards under the STIP.

The STIP determines annual incentive compensation with specific objectives recommended by the P&CC and approved by the Board. Under the STIP, employees of the Company are grouped into different categories, each with a different target award opportunity and percentage allocation of corporate versus individual goals. Incentive compensation for the employees is directly tied to the achievement of corporate objectives, as well as the achievement of personal goals and objectives. The purpose of the STIP is to align individual contributions with corporate objectives, incentivize the achievement of key objectives that are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational success of the Company. During the year ended December 31, 2019, the P&CC recommended and the Board approved the STIP corporate objectives and a second set of objectives for the Senior Executive Team (“SET”), composed of the CEO, the CFO, the COO, VP, Operations, and the VP, Projects & Technical Services. In the first quarter of 2020, the P&CC also reviewed and evaluated the achievement of these objectives and recommended the approval of the evaluations to the Board.

The STIP payments to the NEOs who are Executive Officers and/or part of the SET are based on a formula considering corporate objectives, SET objectives and individual objectives, weighted 60%, 20% and 20%, respectively. The STIP payment to the NEO who is not part of the SET is based on a formula considering corporate objectives and individual objectives, weighted 50% each. The individual objectives are both quantitative and qualitative in nature and support the achievement of overall corporate objectives. The corporate objectives include an overarching safety objective to underscore the importance of maintaining an organization that values safe operations.

The following table provides the mix of Corporate, SET and individual objectives used in the STIP payment determination, and the target award and ranges.

	CEO (Bannantine) (%)	CFO (Zadra) (%)	COO (Hepworth) (%)	VP, Operations (Peer) (%)	VP, Finance (Richards) (%)	VP, Social Responsibility (Fregonese) (%)
Target STIP (% of Base Salary)	75	45	45	40	30	30
STIP Award Range (% of Salary)	0-150	0-90	0-90	0-80	0-45	0-45
Weighting of Corporate Objectives	60	60	60	60	50	50
Weighting of SET Objectives	20	20	20	20	N/A	N/A
Weighting of Individual Objectives	20	20	20	20	50	50

The achievement of corporate objectives may range from 0% to 200% for the SET depending on the specific goals and actual performance relative to the target. At the same time, the P&CC may also include bonus achievement rewards relative to unforeseen matters or particular accomplishments. The result of each corporate objective is multiplied by a factor ranging from 0.5x to 1.5x based on the safety record of the mining operations, to determinate an overall percentage achievement for the corporate objectives with the STIP (not to exceed the 200% range in the case of a member of the SET, and 150% for others).

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The final STIP payment for each NEO (who is also part of the SET) is computed as follows:

(1)	Adjusted by a safety record multiplier of 0.5 – 1.5, while maintaining cap of 200%.
(2)	60%/20%/20% weighting applies to Executive Officers.
(3)	SET objectives apply only to Executive Officers.
(4)	A NEO, who is not an Executive Officer, is weighted 50%/50% based on corporate objectives and individual objectives.
(5)	Range of score for personal objectives for the NEO who is not part of the SET is 0-100%.

The following table describes the corporate objectives for the purposes of the 2019 STIP, as well as the final evaluation of the achievement of each corporate objective:

Metric	Criteria and Evaluation	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)
Production	Achieve (i.e. including Tucano from March 5th closing date) budget production of 178,000 Au eq oz for 1.0x Target payout (i.e. budget production). Maximum payout will require production of greater than 185,000 Au eq oz or more (top end of guidance). Minimum payout will result if production is less than 165,000 Au eq oz. (just below bottom end of guidance). Evaluation: Minimum not met.	0	20	40	0
AISC (1) (15%) & Corporate G&A (5%)

Achieve consolidated AISC (excluding corporate G&A) of $1,100 for target payout. Better than $1,030 (excluding corporate G&A) will award more than target with maximum awarded at $980 or better. Any result in excess of $1,150 (excluding corporate G&A) will result in minimum. Actual AISC will be adjusted for budgeted FX rates and by-product credits for the purposes of this evaluation. (All AISC targets referenced are reflective of March 5, 2019 closing of acquisition to align with the production metrics).

Achieve budgeted Corporate G&A (excluding STIP and non-cash items) for target award.

Achievement of 15% lower the budgeted amount will award maximum. No award if more than budget.

Evaluation: Minimum not met.

		0	20	40	0
Resources and Reserve	Update annual mineral resource and reserve estimate in 2019 for Tucano and Q1 2020 for GMC. Evaluation: Credit for GMC (released in March 2020), did not meet for Tucano (released in March 2020).	0	10	20	10
Exploration	a. Tucano (9%) • Expand Measured/Indicated resources by 200,000 Au oz in the mining concession considering exploration plan to drill the targets Tap AB3, Tap ABS, Neo Lode, Torres and Urucum (East, N, CN, CS, Saddle and deeps). 300,000 Au oz is threshold for maximum. • Ensure retention of key concessions.	0	15	30	2

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Metric	Criteria and Evaluation	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)

b.      Guanajuato (2%)

•        Re-establish minable resource in at least one new area and find 2 million Ag Eq oz for target and 3 million Ag Eq oz + for maximum.

c.      San Ignacio (2%)

•        Expand minable resource into new areas (San Pedro, San Ignacio Nuevo North, S. de Christo, or Exploration target). 2.5 million Ag Eq oz for target award, 3.5 million+ for maximum.

d.      Topia (2%)

•        Expand Inferred resource with drill hole program and define new area for mine development.

Evaluation: Credit awarded for addition of resources at Guanajuato. Other criteria not met.

Successful Project Execution

a.      Tucano (12.5%)

•        Achievement of strategic rationale for the transaction acquiring Beadell Resources Ltd.

•        Meaningful achievement of Tucano Cost Reduction Action Plan initiatives and winding down Australian G&A.

•        Supplemental oxygen supply and resolution of processing constraint on sulfides; address primary crusher in cost effective and timely manner, and with minimal disruption.

•        Integration including branding, and roll out of mission, vision and values

b.        Topia (2.5%)

•        Plant expansion and securing of additional mine feed from Las Brisas and other local sources (San Juan, El Venado, etc.).

c.      Coricancha (5%)

•        Complete bulk sample program and develop/deliver recommendation to the Board regarding next steps. Each item to be evaluated and provide a pro-rata contribution to target or maximum.

Evaluation:

•        Majority of Tucano objectives achieved (12%)

•        Topia objectives not achieved

•        Coricancha objectives achieved (5%)

		0	20	40	17
IR and Sustainability	a. Investor Relations (7.5%) • Continued improvement in IR awareness and standing with investor community. • Improve key IR metrics such as trading liquidity, analyst coverage, media mentions, webcast and earnings call participation and replays, distribution lists and database counts, etc. • Retain and grow institutional shareholder base. • Achieve re-rating versus peer group (P/NAV and EV/Production).	0	15	30	20

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Metric	Criteria and Evaluation	Min. (%)	Target Weighting (%)	Max. (%)	Achievement (%)

 b.        Sustainability and Government Relations (7.5%)

•        Complete 2018 data compilation and internal assessment of sustainability KPIs in all countries ensuring alignment to GRI Standards.

•        Complete materiality assessment update including internal and external stakeholders in all countries.

•        Continue the implementation of Coricancha social performance and government relations strategy in support of the 2019 plans and potential restart.

•        Complete review of Tucano’s social performance management systems to ensure alignment with international standards and good practices.

Evaluation: Sustainability objectives were fully achieved and judged to exceed target (15%); IR objectives were partially met (5%).

Subtotal for Corporate Objectives		0	100	200	49
Adjustment for Safety Factor (range of 0.5 to 1.5) (2)					0 (3)
Net Corporate Objectives Achievement (Target 100%; Range 0-200%)					Nil (4)

Notes:

(1)	Cash cost and all-in sustaining cost (“AISC”) are also non-GAAP measures. These are defined in the Company’s most recently filed Management’s Discussion and Analysis, which also provides a reconciliation of these measures to the Company’s financial results in accordance with IFRS.
(2)	Not a percentage number but used as a multiplier on Corporate Objectives subtotal.
(3)	Given the importance placed on safety throughout the organization and the result of two fatal incidents at the Company’s operations during 2019, the Board used its discretion to apply a Safety Factor of 0, resulting in no payout from Corporate Objectives within the 2019 STIP.
(4)	As a result of the safety factor adjustment, the net corporate objectives achievement was deemed to be nil.

The P&CC also assesses the individual performance of each member of the SET and reviews STIP and LTIP awards of all NEOs. The STIP award levels for 2019 also included group and individual key objectives related to each SET member. Personal and group SET objectives for 2019 included, but were not limited to:

•	development and execution of a strategic plan;
•	corporate development and advancement of growth objectives;
•	driving further adoption of the Company’s Mission, Vision and Values;
•	leadership development and succession planning;
•	leadership, tone from the top, effective management and execution of incentive programs;
•	individual objectives for upholding safety standards and setting appropriate culture and accountability for safety;
•	achievement of operational targets;
•	investor relations and shareholder engagement; and,
•	quality and timeliness of information materials for the Board;

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NEO	SET Objectives Evaluation (as % of Target)	Individual Objectives Evaluation (as % of Target)
James M. (Jim) Bannantine (CEO until October 30, 2019) (1)	N/A (1)	N/A (1)
Jeffrey Mason (Interim CEO since October 30, 2019)	N/A (2)	N/A (2)
Jim A. Zadra (CFO)	60%	90%
Neil Hepworth (COO since November 5, 2019)	60%	100%
Brian Peer (VP, Operations)	60%	70%
Christopher Richards (VP, Finance)	N/A (3)(4)	N/A (3)
Mariana Fregonese (VP, Social Responsibility)	N/A (4)	94%

(1)	Mr. Bannantine’s employment ended effective October 30, 2019.
(2)	Mr. Mason was not eligible for 2019 STIP under his employment agreement as Interim CEO.
(3)	The VP, Finance, resigned effective February 28, 2020, prior to the 2019 STIP payment in April 2020.
(4)	Mr. Richards and Ms. Fregonese were not members of the SET.

The NEOs achieved the following overall (reflecting both the level of achievement on corporate objectives, SET Objectives and Individual Objectives) STIP awards:

Position	Target STIP (% of Base Salary)	STIP (% of Target)	Actual STIP (% of Base Salary)	Actual STIP ($)
CEO (James M. (Jim) Bannantine) (1)	75	N/A	N/A	N/A
Interim CEO (Jeffrey Mason) (2)	N/A	N/A	N/A	N/A
CFO (Jim A. Zadra)	45	30	14	43,200
COO (Neil Hepworth) (3)	45	32	14	8,400
VP, Operations (Brian Peer)	40	26	10	35,834
VP, Finance (Christopher Richards) (4)	30	N/A	N/A	N/A
VP, Social Responsibility (Mariana Fregonese)	30	47	14	25,400

Notes:

(1)	Mr. Bannantine’s employment ended effective October 30, 2019.
(2)	As Interim President & CEO, Mr. Mason did not participate in the Company’s STIP. His interim employment contract, however, provided him with incentives for up to 100% of the salary earned during his tenure for specific objectives to be evaluated on the completion at the earlier of June 30, 2020, and the appointment of a new President & CEO.
(3)	Mr. Hepworth joined the Company effective November 5, 2019 and the Actual STIP is computed based on his earned salary from the start of him employment to the end of the year.
(4)	Mr. Richards resigned effective February 28, 2020, prior to the 2019 STIP payment made in April 2020.

Long-term Incentive Plan

The Company’s LTIP is governed by two Shareholder-approved equity-based compensation plans ‒ the 2016 Option Plan, which was approved by Shareholders on June 9, 2016, and the Existing Omnibus Plan which was approved by the Shareholders on June 8, 2017. Since the approval of the Existing Omnibus Plan, no new awards have been granted under the 2016 Option Plan, nor will there be in the future. As described above, the Existing Omnibus Plan is being proposed for continuation, as amended and restated.

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The LTIP component of compensation is intended to align the interest of the executive with those of the Shareholders by tying compensation to key performance metrics and to assist in the retention of talented executives through long-term vesting schedules. The P&CC reviews the CEO’s recommendations in respect of LTIP awards and makes its own recommendations to the Board. LTIP awards are awarded according to the specific level of responsibility of the particular executive. When new grants or awards are made, previous grants and awards are also taken into consideration to ensure that the overall grants and awards are fair in relation to those of other employees and executives and within the range of awards in similar companies in the mining industry. Prior to 2019, LTIP consisted of options and RSUs, but in 2019 the Company also introduced PSUs tied to relative performance considerations over a multi-year period. The number of outstanding options, RSUs and PSUs is also considered by the P&CC when determining the number of options, RSUs and PSUs to be granted and awarded in any particular year. In the past, Great Panther split the annual LTIP award to executives and senior management into two separate awards: one at mid-year and one close to the end of year. This was done to take into account the volatility of metal prices throughout the year, which impacts Great Panther’s share price, and therefore the values used to compute these awards. This also allowed for the Board to consider the performance of the Company and individual executives and senior management at different times during the year and adjust grant levels accordingly. However, to conform with market practices, the Company has moved to make a single annual LTIP award for 2020.

The key mechanics of option, RSU and PSU awards are detailed in the table below:

Type of Long-Term Incentive	Period	Typical Vesting Schedule
Stock Options	5 years	Vest in 1/3 increments over 3 years
Restricted Share Units (RSUs)	3 years	Vest in 1/3 increments over 3 years
Performance Share Units (PSUs)	3 years	Vest at the end of 3 years based on certain Performance Criteria

LTIP is granted to NEOs using the following targets as a percentage of base salary, with one-third weighting in each of options, RSUs and PSUs being granted:

NEO	Target LTIP (% of Base Salary)
CEO	100
CFO	90
COO	90
VP, Operations	60
VP, Finance	40
VP, Social Responsibility	40

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Details of the options granted to NEOs during the year ended December 31, 2019, are provided in the table below:

NEO	Grant Date	Number options granted (#)	Exercise Price ($)	Grant Date Fair Value of options ($)	Expiration Date
CEO (4) (James M, (Jim) Bannantine)	March 8, 2019 (1)	184,000	1.16	82,592	March 8, 2024
	August 20, 2019 (2)	362,000	0.97	130,640	August 20, 2024
	August 20, 2019 (3)	172,000	0.97	62,072	August 20, 2024
CFO (Jim A. Zadra)	March 8, 2019 (1)	105,000	1.16	47,131	March 8, 2024
	August 20, 2019 (2)	209,000	0.97	75,425	August 20, 2024
	August 20, 2019 (3)	98,000	0.97	35,367	August 20, 2024
VP, Operations (Brian Peer)	March 8, 2019 (1)	73,000	1.16	32,767	March 8, 2024
	August 20, 2019 (2)	150,000	0.97	54,133	August 20, 2024
	August 20, 2019 (3)	76,000	0.97	27,427	August 20, 2024
VP, Finance (5) (Christopher Richards)	March 8, 2019 (1)	13,000	1.16	5,835	March 8, 2024
	August 20, 2019 (2)	55,000	0.97	19,849	August 20, 2024
	August 20, 2019 (3)	18,000	0.97	6,496	August 20, 2024
VP, Social Responsibility (Mariana Fregonese)	March 8, 2019 (1)	18,000	1.16	8,080	March 8, 2024
	August 20, 2019 (2)	46,000	0.97	16,601	August 20, 2024
	August 20, 2019 (3)	26,000	0.97	9,383	August 20, 2024

Notes:

(1)	Options granted on March 8, 2019, to the NEOs vest 1/6 each on June 7, 2019; December 7, 2019; June 7, 2020; December 7, 2020; June 7, 2021; and December 7, 2021.
(2)	Options granted on August 20, 2019, in respect of 2019 vest 1/3 each on June 15, 2020; June 15, 2021; and June 15, 2022.
(3)	Options granted on August 20, 2019, in respect of 2018 vest 1/6 each on December 15, 2019; June 15, 2020; December 15, 2020; June 15, 2021; December 15, 2021; and June 15, 2022.
(4)	Mr. Bannantine’s employment ended effective October 30, 2019 and his unvested options were forfeited.
(5)	Mr. Richards resigned effective February 28, 2020 and his unvested options were forfeited.

Details of the RSUs awarded to NEOs during the year ended December 31, 2019, are provided in the table below:

NEO	Award Date	Number of RSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($) (4) (5)	Fair Value of RSUs Awarded ($)
CEO (6) (James M, (Jim) Bannantine)	March 8, 2019 (1)	66,500	1.19	79,135
	August 20, 2019 (2)	154,300	1.08	166,644
	August 20, 2019 (3)	73,300	1.08	79,164

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NEO	Award Date	Number of RSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($) (4) (5)	Fair Value of RSUs Awarded ($)
CFO (Jim A. Zadra)	March 8, 2019 (1)	37,800	1.19	44,982
	August 20, 2019 (2)	88,900	1.08	96,012
	August 20, 2019 (3)	41,700	1.08	45,036
VP, Operations (Brian Peer)	March 8, 2019 (1)	26,300	1.19	31,297
	August 20, 2019 (2)	64,000	1.08	69,120
	August 20, 2019 (3)	32,200	1.08	34,776
VP, Finance (7) (Christopher Richards)	March 8, 2019 (1)	4,600	1.19	5,474
	August 20, 2019 (2)	23,200	1.08	25,056
	August 20, 2019 (3)	7,800	1.08	8,424
VP, Social Responsibility (Mariana Fregonese)	March 8, 2019 (1)	6,400	1.19	7,616
	August 20, 2019 (2)	19,400	1.08	20,952
	August 20, 2019 (3)	11,000	1.08	11,880

Notes:

(1)	RSUs granted on March 8, 2019 vest 1/6 each on June 7, 2019; December 7, 2019; June 7, 2020; December 7, 2020; June 7, 2021; and December 7, 2021
(2)	RSUs granted on August 20, 2019 in respect of 2019 vest 1/3 each on June 15, 2020; June 15, 2021; and June 15, 2022.
(3)	RSUs granted on August 20, 2019, in respect of 2018 vest 1/6 each on December 15, 2019; June 15, 2020; December 15, 2020; June 15, 2021; December 15, 2021; and June 15, 2022.
(4)	Equity value of RSUs of $1.19 for the March 8, 2019 grant was established using a 10-day volume-weighted average share price up to and including March 6, 2019.
(5)	Equity value of RSUs of C$1.08 for the August 20, 2019 grants was established using a 10-day volume-weighted average share price up to and including August 16, 2019.
(6)	Mr. Bannantine’s employment ended effective October 30, 2019 and his unvested RSUs were forfeited.
(7)	Mr. Richards resigned effective February 28, 2020 and his unvested RSUs were forfeited.

Details of the PSUs awarded to NEOs during the year ended December 31, 2019, are provided in the table below:

NEO	Award Date	Number of PSUs Awarded (#) (1) (2)	Market Value of Securities Underlying PSUs on the Date of Grant ($) (3) (4)	Fair Value of PSU Awarded ($)
CEO (5) (James M, (Jim) Bannantine)	March 8, 2019	66,500	1.19	79,135
	August 20, 2019	227,600	1.08	245,808
CFO (Jim A. Zadra)	March 8, 2019	37,800	1.19	44,982
	August 20, 2019	130,600	1.08	141,048
VP, Operations (Brian Peer)	March 8, 2019	26,300	1.19	31,297
	August 20, 2019	96,200	1.08	103,896
VP, Finance (6) (Christopher Richards)	August 20, 2019	31,000	1.08	33,480

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NEO	Award Date	Number of PSUs Awarded (#) (1) (2)	Market Value of Securities Underlying PSUs on the Date of Grant ($) (3) (4)	Fair Value of PSU Awarded ($)
VP, Social Responsibility (Mariana Fregonese)	August 20, 2019	30,400	1.08	32,832

Notes:

(1)	PSUs granted on March 8, 2019 vest on December 7, 2021, upon the achievement of certain performance criteria as compared to a peer group of companies, with a multiplier of 0% to 200% as determined by the P&CC.
(2)	PSUs granted on August 20, 2019, were in respect of both 2019 and 2018 and vest on June 15, 2022, upon the achievement of certain performance criteria as compared to a peer group of companies, with a multiplier of 0% to 200% as determined by the P&CC.
(3)	Equity value of PSUs of $1.19 for the March 8, 2019 grant was established using a 10-day volume-weighted average share price up to and including March 6, 2019.
(4)	Equity value of PSUs of C$1.08 for both the August 20, 2019 (2019) and August 20, 2019 (2018) grants was established using a 10-day volume-weighted average share price up to and including August 16, 2019.
(5)	Mr. Bannantine’s employment ended effective October 30, 2019 and his unvested PSUs were forfeited.
(6)	Mr. Richards resigned effective February 28, 2020 and his unvested PSUs were forfeited.

PSUs awarded in 2019 have the following relative performance expectations and associated performance multipliers at the end of the performance period:

A.	Performance Measures and Weighting
Performance Measure	Weighting
1. Shareholder return relative to Peer Group	1/3
2. NAV per share growth relative to Peer Group	1/3
3. Operating cash-flow per share relative to Peer Group	1/3

B.	Scoring of Performance Measures
1.	Shareholder return relative to Peer Group
Performance Level	Multiplier
> P50 – P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Baseline of Peer Group and GPR 20-day VWAP of closing share prices prior to March 5, 2019. Comparison will be 20-day VWAP immediately before vesting of PSUs.

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2.	NAV per share growth relative to Peer Group
Performance Level – Relative % Increase in NAV/share	Multiplier
> P50 – P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Baseline is that of analyst estimates immediately before the closing of the acquisition of Beadell. This will be compared to the average analyst estimates at the time of vesting of the PSUs.

3.	Increase in operating cash-flow per share relative to peer group
Performance Level	Multiplier
> P50 – P90+	101% - 200%
= P50	100%
> P25 but < P50	51% - 99%
< P25	0

Increase in operating cash-flow per share (before changes in non-cash net working capital) over measure reported in 2018 audited consolidated financial statements relative to peer group.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive with market practices. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, supplemental benefits allowance, and retirement savings plan benefits. The supplemental benefits allowance reimburses employees, up to a maximum, for public transportation to and from work, parking (with applicable limits), gym memberships or other fitness activities, education or personal development not provided or paid for by the Company, and business club memberships for executives (only reimbursable at 50% and subject to a maximum). In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides Shareholder value. In addition, perquisites that promote the efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a cellular telephone and commuting expenses.

Compensation Governance

The P&CC consists of Mr. Jennings (Chair), Mr. Mullin and Ms. Rees, all of whom are Independent Directors. The Board is satisfied that each member has the skills and experience to carry out the Mandate of the P&CC. The P&CC meets at least annually or more frequently, as circumstances require.

Mr. Jennings is a Practice Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Previously, he was a Senior Client Partner with Korn Ferry International, a leader and innovator in executive, CEO and board recruitment, assessment and compensation. In addition to his compensation expertise, Mr. Jennings has over three decades of experience serving on boards and committees of for-profit and not-for-profit organizations. Mr. Mullin is a graduate of Colorado School of Mines (Mining Engineering) and is a retired Professional Engineer in British Columbia. He spent his 33-year career with Newmont Mining Corporation. Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for-profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. Ms. Rees retired from Ernst & Young LLP in June 2016 after a 35-year career in professional accountancy. She spent eighteen years as a Partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with a specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. The experience of the P&CC members has provided each member with broad exposure to the compensation practices and policies in the mining industry, in addition to a number of other industry sectors.

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The P&CC has not conducted a formal evaluation of the risks associated with the Company’s compensation policies and practices; however, the P&CC carefully considers whether the design and structure of compensation plans and related performance criteria provide appropriate incentives without creating undue risks.

Due to the size of the Company and the current level of the Company’s activity, the P&CC is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the P&CC during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation plan does not incent risk outside the Company’s risk appetite. Some of the risk management initiatives currently employed by the Company are as follows:

•	Appointing a P&CC comprising only Independent Directors to oversee the executive compensation plan;
•	Retaining independent compensation advisors to provide advice on the level of compensation for executives;
•	Approving and, in some cases, setting performance hurdles and milestones for determining STIP payouts;
•	The use of deferred equity compensation to encourage a focus on long-term corporate performance versus short-term results;
•	Paying performance-related incentives only when performance results are known;
•	Setting maximums on incentive plans;
•	Use of discretion in adjusting incentive payments up or down as the P&CC deems appropriate and recommends; and
•	Restricting employees, officers and Directors from purchasing financial instruments to hedge or offset a decrease in the market value of share options or any other share-based compensation.

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares of the Company on January 1, 2015, with the cumulative total return of the TSX Composite Index and the TSX Global Mining Index, from January 1, 2015, to December 31, 2019. Total CEO Reported and Realizable Compensation are also provided for the period for comparison. Reported Compensation is the total of salary, share-based awards, option-based awards, non-equity plan compensation (STIP and LTIP), and all other compensation granted in the particular year as per the Summary Compensation Table. Realizable Compensation is the total of salary, short‐term incentive, other benefits paid in the noted year plus the current in-the-money value of vested and unvested stock options and share-based awards granted in the noted year to the CEO as at the Company’s closing share price on December 31, 2019.

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For years 2014 to 2016, CEO compensation presented in the graph is that of the Company’s former CEO, Mr. Archer. For 2017, the CEO compensation presented includes both Mr. Archer (excluding the one-time retirement allowance and benefits package of $742,500) and Mr. Bannantine. For 2018, the CEO compensation presented is that of Mr. Bannantine. For 2019, the CEO compensation presented includes both Mr. Bannantine (excluding the severance package of $800,800) and the Company’s Interim CEO, Mr. Mason.

As discussed in the “Compensation Discussion and Analysis” section of this Information Circular, compensation for the CEO consists of different elements. These include elements that do not directly correlate to the market price of the Company’s Common Shares such as base salary and the STIP which pays an award based on the achievement of specific corporate and individual objectives and is set subject to a competitive compensation review relative to the Company’s peer group. The Company’s share price is heavily influenced by the price of precious metals which has seen significant fluctuation in recent years. Prior to the acquisition of Beadell Resources Ltd., the Company’s share price was most significantly influenced by the price of silver, which saw significant declines in 2015, 2017 and 2018, and price strengthening in 2016 and 2019. Since the acquisition of Beadell Resources Ltd. on March 5, 2019, the Company’s primary metal production is gold and therefore its share price is more closely correlated with the price of gold.

In 2015, there was no increase in the CEO’s base salary as a result of continued declines in silver and gold prices which, in turn, caused significant declines in share prices across the industry. Despite significant declines in metal prices, the Company achieved a 30% increase in production, a 38% decrease in all-in sustaining costs, and exceeded its operational goals and plans. As a result, STIP and LTIP awards granted were higher than target for that year and increased both Reported and Realizable Compensation.

In 2016, there was a significant increase in the Company’s share price; however, under-achievement of corporate objectives resulted in a decrease in STIP awards, which reduced both the Reported and Realizable Compensation. The under-achievement of corporate objectives also resulted in lower LTIP awards, and the LTIP awards in the Reported Compensation increased in value, mainly due to the timing of the awards. The 2016 stock option awards had no impact on the determination of Realizable Compensation as the closing share price as of December 31, 2019, was lower than the exercise price of the stock options granted during the year.

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During 2017, the Company’s share price was negatively affected by a decline in the silver price and a rebalancing of a major exchange-traded fund. The Company introduced RSUs to the compensation mix in 2017 to aid in the attraction, motivation and retention of key employees and to align with market practice. RSUs act in tandem with stock option grants to align pay with the share price performance of the Company and are considered an additional vehicle to help align pay with performance over the long run. Accordingly, in 2017, both the Reported and Realizable Compensation increased primarily as a result of newly issued RSUs to both Mr. Archer and Mr. Bannantine. Mr. Bannantine’s RSU awards were also significant as he received a one-time new hire award. Additionally, there was a strong achievement of corporate objectives which resulted in higher STIP awards for both Mr. Archer and Mr. Bannantine, further increasing the Reported and Realizable Compensation. The significant achievement of corporate objectives also resulted in higher stock option awards, but this only impacted the Reported Compensation, as the 2017 option awards had no impact on the determination of Realizable Compensation due to the closing share price as at December 31, 2019 being lower than the exercise price of the stock options granted during the year.

In 2018, there was no increase in the CEO’s base salary, and silver prices continued to decline while the Company experienced mixed operational results, resulting in performance slightly below target (before applying the Adjustment Factor for safety). After applying the Adjustment Factor for safety, the achievement of the corporate objectives was 18.75% higher than target, which resulted in higher STIP awards for the CEO, increasing both the Reported and Realizable Compensation. The achievement of corporate objectives also resulted in higher stock option and RSU awards, but this only impacted the Reported Compensation, as the 2018 option awards had no impact on the determination of Realizable Compensation due to the closing share price as at December 31, 2019, being lower than the exercise price of the stock options granted during the year.

In 2019, the Company introduced PSUs to the compensation mix to align with market practices. Although precious metal prices recovered during the year, the Company did not meet its operational performance objectives, thus the achievement of the corporate objectives was deemed to be nil. Furthermore, as the CEO’s employment with the Company ended effective October 30, 2019, no STIP was awarded. The Company changed how it awards LTIP to align with market practice which resulted in higher stock option and RSU awards made during the year ended December 31, 2019, but this only impacted the Reported Compensation, as the 2019 option awards had no impact on the determination of Realizable Compensation due to the closing share price as at December 31, 2019, being lower than the exercise price of the stock options granted during the year.

Overall, Realizable Compensation has generally aligned with the share price performance of Great Panther over the past five years.

Summary Compensation Table

The following table sets out information concerning the compensation earned or awarded to the NEOs during the financial years ended December 31, 2019, 2018 and 2017:

Name and current principal position	Year	Salary ($)	Share- based awards ($) (1)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compens- ation ($) (4)	Total ($)
					Short-term incentive plans (3)	Long-term incentive plans
James M. (Jim) Bannantine, (5) President & CEO	2019	410,300	649,886	275,304	–	–	838,965 (5)	2,174,455
	2018	475,000	111,366	120,643	436,900	–	25,550	1,169,459
	2017	178,352	356,233	–	164,700	–	19,325	718,610
Jeffrey Mason, Interim president & ceo (6)	2019	87,165	–	–	–	–	–	87,165
	2018	–	–	–	–	–	–	–
	2017	–	–	–	–	–	–	–
Jim A. Zadra, CFO & Corporate Secretary	2019	316,515	372,060	157,922	43,200	–	22,503	912,200
	2018	300,000	189,733	204,820	135,100	–	20,089	849,742
	2017	300,000	57,915	66,126	133,800	–	16,485	565,638

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Name and current principal position	Year	Salary ($)	Share- based awards ($) (1)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compens- ation ($) (4)	Total ($)
					Short-term incentive plans (3)	Long-term incentive plans
Neil Hepworth, (7) COO	2019	58,333	–	–	8,400	–	–	66,733
	2018	–	–	–	–	–	–	–
	2017	–	–	–	–	–	–	–
Brian Peer, (8) VP, Operations	2019	345,069	270,386	114,327	35,834	–	32,227	797,844
	2018	313,098	146,996	141,416	129,540	–	9,768	740,818
	2017	110,349	–	–	31,900	–	3,219	145,468
Christopher Richards, (9) VP, Finance	2019	214,129	72,434	32,180	–	–	17,848	336,590
	2018	120,991	23,520	26,544	36,700	–	5,515	213,271
	2017	–	–	–	–	–	–	–
Mariana Fregonese, VP, Social Responsibility	2019	178,258	73,280	34,063	25,400	–	15,292	326,293
	2018	170,000	29,156	31,825	50,500	–	14,814	296,295
	2017	156,000	12,540	14,490	37,400	–	6,262	226,692

Notes:

(1)	Share-based awards represent the fair value of RSUs and PSUs awarded. An equity value of RSUs and PSUs of $1.19 for the March 8, 2019 grant was established using a 10-day volume-weighted average share price up to and including March 6, 2019. An equity value of RSUs of C$1.08 for the August 20, 2019 grant was established using a 10-day volume-weighted average share price up to and including August 16, 2019.
(2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology, consistent with the values used in the Company’s financial statements. The March 8, 2019 grants were valued using the following assumptions: exercise price of $1.11; risk-free rate of return of 1.75%; volatility estimate of 56%; expected life (years) of 3.0; dividend rate of nil; per option value of $0.43. The August 20, 2019 grants were valued using the following assumptions: exercise price of $1.52; risk-free rate of return of 1.28%; volatility estimate of 57%; expected life (years) of 3.3; dividend rate of nil; per option value of $0.46.
(3)	The 2019 STIP was paid in 2020; the 2018 STIP was paid in 2019, and the 2017 STIP was paid in 2018.
(4)	Other compensation consists substantially of health and retirement plan benefits.
(5)	Mr. Bannantine’s employment ended effective October 30, 2019. The amount shown in “other compensation” includes a severance payment of $800,800 and $15,664 for payment of unused vacation entitlements.
(6)	Mr. Mason, Board Chair, assumed the additional role of Interim President & CEO effective October 30, 2019. According to his Interim President & CEO employment contract, he is not eligible for STIP but is eligible for a cash incentive upon completion of the contract at the earlier of June 30, 2020, and the appointment of a new President & CEO. Mr. Mason resigned effective April 20, 2020.
(7)	Mr. Hepworth joined the Company as COO on November 5, 2019. His base salary in 2019 was $350,000 per annum.
(8)	Mr. Peer’s base salary is paid in US dollars at a rate of US$255,000 per annum until March 5, 2019, at which time it was increased to US$260,000 per annum. For the purposes of this disclosure, it has been converted to Canadian dollars at an average exchange rate of US$1.00 = $1.3272 for 2019; US$1.00 = $1.2967 for 2018; and US$1.00 = $1.2986 for 2017.
(9)	Mr. Richards joined the Company as VP, Finance on June 5, 2018. His base salary in 2018 was $210,000 per annum. Mr. Richards resigned effective February 28, 2020.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2019, for each NEO:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
James M. (Jim) Bannantine (3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
Jim A. Zadra	561,000 214,000 82,000 (4) 146,000 86,000 95,000 67,000 242,000 105,000 307,000	0.65 0.71 0.71 2.19 2.16 1.63 1.57 1.60 1.16 0.97	05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09-Jun-22 02-feb-23 15-Jun-23 08-Mar-24 20-Aug-24	11,220 Nil Nil Nil Nil Nil Nil Nil Nil Nil	377,417	252,869	87,714
Brian Peer	171,000 43,000 73,000 226,000	1.57 1.60 1.16 0.97	02-feb-23 15-Jun-23 08-Mar-24 20-Aug-24	Nil Nil Nil Nil	263,966	176,857	25,181
Christopher Richards	40,000 13,000 73,000	1.60 1.16 0.97	15-Jun-23 08-Mar-24 20-Aug-24	Nil Nil Nil	71,117	47,648	3,026
Mariana Fregonese	75,000 24,000 11,000 (4) 16,400 10,000 21,000 8,000 40,000 18,000 72,000	0.65 0.71 0.71 2.19 2.16 1.63 1.57 1.60 1.16 0.97	05-Jun-20 11-Dec-20 11-Dec-20 10-Jun-21 28-Dec-21 09-Jun-22 02-feb-23 15-Jun-23 08-Mar-24 20-Aug-24	1,500 Nil Nil Nil Nil Nil Nil Nil Nil Nil	73,001	48,911	5,225

Notes:

(1)	The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the closing price of the underlying Common Shares on the TSX on December 31, 2019, which was $0.67 per share.
(2)	These represent the value of RSUs which had vested prior to, but had not been paid out as of, December 31, 2019, as the Company’s NEOs were under a trading black-out at the time of vesting. These RSUs were settled via issuance of shares subsequent to year-end, on April 9, 2020, one day after the blackout was lifted.
(3)	Mr. Bannantine departed the Company on October 30, 2019; therefore, he did not have any outstanding option-based awards and share-based awards at December 31, 2019.
(4)	On December 11, 2015, the NEOs that were with the Company on that date were granted options in consideration of a reduction in their 2015 STIP payment. These options vested immediately on the date of grant.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2019, for each NEO:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
James M. (Jim) Bannantine	Nil	120,562	Nil
Jeffrey Mason	Nil	Nil	Nil
Jim A. Zadra	Nil	64,980	43,200
Neil Hepworth	Nil	Nil	8,400
Brian Peer	Nil	47,693	35,834
Christopher Richards	Nil	5,917	Nil
Mariana Fregonese	Nil	12,085	25,400

Notes:

(1)	This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on their vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.
(2)	This amount is based on the aggregate dollar value that was realized at the time the vested share-based awards were settled. It was computed using the closing price of the Company’s Common Shares on the TSX on the Settlement Date.

See the “Securities Authorized under Equity Compensation Plans” section of this Information Circular for further information on the Company’s 2016 Option Plan and the Existing Omnibus Plan.

Pension Plan Benefits

The Company does not have in place a deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with, retirement.

Retirement Plan Benefits

The executives are eligible to participate in the Company’s matching retirement benefits plan, which was implemented on January 1, 2012, and is available to all of the Company’s Canadian resident employees. A similar savings plan program is offered to the Company’s employees in Mexico. The Company pays contributions to a Deferred Profit-Sharing Plan or Registered Retirement Savings Plan (each as defined by the Income Tax Act Canada) to a maximum of 5% of the employee’s salary or such maximum as provided under the applicable tax regulations. The Company-paid contributions vest fully after two years of employment, and thereafter are fully vested on payment.

The NEOs received Company-paid contributions totaling $54,374 in 2019.

Termination and Change in Control Provisions

The Company has entered into employment agreements with each of the NEOs under which each such executive has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.

In the event of termination of the NEOs’ employment, other than for cause, the Company will provide such executive with working notice or severance pay or a combination of notice and severance. Following are the significant terms of each of the Company’s NEOs’ employment agreements:

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Employment Agreement – Jeffrey Mason

The Company entered into an interim employment agreement with Mr. Mason effective October 30, 2019 (the “Mason Agreement”) for the role of Interim President and Chief Executive Officer of the Company.

Under the Mason Agreement, the Company may terminate Mr. Mason’s employment for cause or upon the appointment of a new President and Chief Executive Officer, without notice or any payment of any kind. The Company may terminate Mr. Mason’s employment without cause, and without further obligation, by providing notice, or cash payment in lieu of notice equal to three months’ salary.

In the event of a change of control of the Company, depending on the share price of such a transaction, Mr. Mason is entitled to receive from the Company an incentive payment, up to a maximum of 18 months’ salary (the “COC”). Mr. Mason resigned from the Company effective April 20, 2020. The Mason Agreement provides that he is eligible for the COC for any change of control approved by the Board up to three months following the termination of his employment.

Employment Agreement – Jim A. Zadra

The Company entered into an employment agreement with Mr. Zadra effective July 18, 2012 (the “Zadra Agreement”), which superseded any previous employment agreements with the Company, and an amending agreement dated August 1, 2013 (collectively the “Zadra Agreements”). Mr. Zadra is engaged as the Chief Financial Officer and Corporate Secretary of the Company.

Under the Zadra Agreements, the Company may terminate Mr. Zadra’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Zadra’s employment without cause, and without further obligation, by providing notice, or salary in lieu of notice, or a combination of both notice and 18 months’ salary and two years’ STIP payments. The STIP payment is to be calculated as the average of any STIP payments awarded in the previous two-year period, and the equivalent of two years of other compensation, if any.

In the event of a change of control of the Company, Mr. Zadra is entitled to receive from the Company a payment equal to two times his annual salary, STIP payment and other compensation, if any. The STIP payment is calculated at two times the average of any STIP payments awarded in the previous two-year period.

Employment Agreement – Neil Hepworth

The Company entered into an employment agreement with Mr. Hepworth effective January 1, 2020 (the “Hepworth Agreement”), which superseded his previous employment agreement with the Company. Mr. Hepworth is engaged as the Chief Operating Officer of the Company.

Under the Hepworth Agreement, the Company may terminate Mr. Hepworth’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Hepworth’s employment without cause, and without further obligation, by providing a termination amount of (i) after three consecutive months of employment, three months’ wages or notice; (ii) after twelve months of employment, six months’ wages or notice, or (iii) after 24 or more months of employment, twelve months’ wages or notice (the “Hepworth Termination Amount”).

In the event of a termination associated with a change of control of the Company, Mr. Hepworth is entitled to receive from the Company a payment equal to the Hepworth Termination Amount plus an additional six months’ salary, capped at a maximum of 18 months' salary.

Employment Agreement – Brian G. Peer

The Company’s Subsidiary, Minera de Villa Seca, S.A. de C.V. in Mexico, entered into an employment agreement with Mr. Peer effective on August 20, 2017 (the “Peer Agreement”) for the position of Vice President of Operations.

Under the terms of the Peer Agreement, the Company may terminate Mr. Peer’s employment for cause, without notice or any payment of any kind. The Company may terminate Mr. Peer’s employment without cause, and without further obligation, by providing a termination amount of (i) after three consecutive months of employment, one month's wages or notice; (ii) after twelve months of employment, six months’ wages or notice, plus one month's wages or notice for each additional year of employment, up to a maximum of eighteen months' wages or notice (the “Peer Termination Amount”).

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In the event of a termination associated with a change of control of the Company, Mr. Peer is entitled to receive from the Company a payment equal to the Peer Termination Amount plus an additional six months’ salary, capped at a maximum of 18 months' salary.

Employment Agreement – Christopher Richards

The Company entered into an employment agreement with Mr. Richards effective June 5, 2018, for the position of Vice President, Finance. Mr. Richards resigned from the Company effective February 28, 2020.

Employment Agreement – Mariana Fregonese

The Company entered into an employment agreement with Ms. Fregonese on September 16, 2007 (the “Fregonese Agreement”).

Under the terms of the Fregonese Agreement, the Company may terminate Ms. Fregonese’s employment for cause, without notice or any payment of any kind. The Company may terminate Ms. Fregonese’s employment without cause, and without further obligation, by providing a termination amount of twelve months' wages or notice (the “Fregonese Termination Amount”).

Incremental Payments

The Company does not have any pre-established accelerated vesting of share-based compensation that would be applicable on (i) termination without cause or (ii) termination without cause or resignation within twelve months following a change of control. Accelerated vesting would be considered on a case-by-case basis and more likely in the case of a change of control to facilitate and encourage a transaction in the best interests of Shareholders.

Following the employment agreements terms of Messrs. Mason, Zadra, Hepworth, Peer, Richards and Ms. Fregonese, if an event of termination without cause occurred on December 31, 2019, they would each be entitled to the following:

NEO	Element	Estimated Incremental Payment – Termination without Cause ($)	Estimated Incremental Payment – Termination without Cause on a Change of Control ($)
Jeffrey Mason Interim President and CEO (1)	Salary	125,000	125,000
Jim A. Zadra CFO & Corporate Secretary (2)	Salary	480,000	640,000
	Annual Performance-Based Cash Incentive	268,900	268,900
	Benefits	40,179	40,179
Neil Hepworth COO (3)	Salary	29,167	29,167
Brian Peer VP, Operations (4)	Salary	207,241	376,087
Christopher Richards VP, Finance (5)	Salary	64,009	143,333
Mariana Fregonese VP, Social Responsibility	Salary	180,000	180,000

Notes:

(1)	Mr. Mason resigned from the Company effective April 20, 2020.
(2)	Mr. Zadra would be entitled to two years’ benefits. The annual benefits amount consists of $15,000 in retirement plan benefits and $5,090 in other benefits.
(3)	Mr. Hepworth was engaged with the Company on a fixed-term agreement at December 31, 2019, which provided for one month’s salary upon a Termination without Cause. Effective January 1, 2020, Mr. Hepworth entered into the Hepworth Agreement, which if it was in place at December 31, 2019 would have entitled Mr. Hepworth to a payment for Termination without Cause of $95,000, and $285,000 in the event of a Change of Control.

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(4)	Mr. Peer is paid in US dollars. These amounts are expressed in Canadian dollars as at December 31, 2019, at an exchange rate of US$1.00=$1.2988.
(5)	Mr. Richards resigned from the Company effective February 28, 2020.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each Independent Director during the year ended December 31, 2019. Director fees were comprised of cash retainers for serving on the Board and Board Committees. Executive officers do not receive additional compensation for serving as directors, so Jeffrey Mason stopped receiving Independent Director fees upon becoming Interim President and Chief Executive Officer on October 30, 2019.

Director compensation was reviewed during 2019 by GGA in connection with the review of executive compensation using a similar peer group of companies. The Board approved a compensation structure whereby Independent Directors are to be remunerated for their services with flat-rate annual fees.

During 2019, multiple ad-hoc committees were temporarily put in place relating to the integration of Beadell Resources Ltd., as well as metal pricing. The cash retainers put in place for the chair and members of these committees were established based on the relative workload required in relation to the standing committees of the Board.

During the year ended December 31, 2019, Directors were compensated as follows:

Fee Type	Amount ($)
Board Director annual retainer	60,000
Board Chair annual retainer (1)	52,500
Lead Independent Director annual retainer (2)	30,000
Audit Committee Chair annual retainer	15,000
Audit Committee Member annual retainer	7,500
P&CC Chair annual retainer	12,000
P&CC Member annual retainer	6,000
SHESTOC Chair annual retainer (3)	12,000
SHESTOC Member annual retainer	6,000
NCGC Chair annual retainer	10,000
NCGC Member annual retainer	5,000
Technical and Operations Committee ("TOC") – Chair annual retainer (4) (5)	10,000
TOC – Member annual retainer (6)	5,000
Ad hoc Special Integration Committee ("ISC") – Chair (7)	20,000
ISC – Member (8)	10,000
Ad hoc TOC – Co-Chairs (9)	10,000
Ad hoc Metal Pricing Committee (“MPC”) – Co-chairs (10)	7,500
Per diem allowance for travel within British Columbia	500
Per diem allowance for travel outside of British Columbia	1,000

Notes:

(1)	This amount is in addition to the annual retainer paid as a Board Director. Upon the appointment of Mr. Mason as Interim President and CEO, although he remained the Board Chair, he no longer received any retainer for this role, effective October 30, 2019.

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(2)	This amount is in addition to the annual retainer paid as a Board Director. Mr. Garnett was appointed Lead Independent Director from November 29, 2019 until April 20, 2020.
(3)	Former SHEC was combined with TOC effective October 1, 2019.
(4)	TOC status changed from Ad hoc to standing on July 25, 2019.
(5)	Mr. Archer was appointed chair of the TOC effective July 25, 2019.
(6)	Messrs. Mullin and Ross were appointed members of the TOC effective July 25, 2019.
(7)	Mr. Mason was appointed as chair of the ISC effective April 16, 2019.
(8)	Ms. Rees and Mr. Jennings were appointed members of the ISC effective April 16, 2019.
(9)	Messrs. Mullin and Archer were appointed members of the Ad hoc TOC effective June 24, 2019.
(10)	Messrs. Archer and Mason were appointed co-chairs of the Ad hoc MPC effective September 11, 2019.

The Company’s aforementioned share ownership policy adopted on July 16, 2019, also requires Directors to own a minimum value of Common Shares of the Company to encourage them to consider long-term performance and multi-year goals in decision-making. The guideline for Directors is to have share ownership value equal to three times their current annual base retainer based on the higher or cost or market value as of December 31, 2019 and is required to be achieved by June 30, 2024.

The table below shows the ownership levels of the Directors subject to the Share Ownership Policy as at December 31, 2019:

Name	Base Retainer ($)	Ownership Requirement ($)	Value Owned ($) (1)	Meets Requirement (Yes / No)
Jeffrey R. Mason (2)	60,000	180,000	579,357	Yes
Robert A. Archer	60,000	180,000	1,083,337	Yes
R.W. (Bob) Garnett	60,000	180,000	427,694	Yes
John Jennings	60,000	180,000	340,947	Yes
W.J. (James) Mullin	60,000	180,000	214,497	Yes
Elise Rees	60,000	180,000	227,184	Yes
Kevin Ross	60,000	180,000	115,395	No

Notes:

(1)	Value Owned is the greater of the acquired cost (for RSUs and DSUs, the cost is considered as the awarded value) or market value based on the closing share price of the Company’s shares traded on the Toronto Stock Exchange on December 31, 2019, and includes direct share ownership, in-the-money value of stock options, DSUs and RSUs.
(2)	Mr. Mason resigned effective April 20, 2020.

In 2017, the Board adopted a policy of awarding share-based compensation (i.e. DSUs and RSUs) to Independent Directors and Mr. Archer to align Director compensation with preferred practices. Since then, no options have been awarded to Directors. The following table provides information concerning the DSUs awarded to Directors in 2019.

Name	Award Date	Number of DSUs Awarded (#)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
Jeffrey R. Mason	March 8, 2019	10,800	1.19	12,852
	August 20, 2019 (1) (3)	70,800	1.08	76,464
	August 20, 2019 (4)	11,900	1.08	12,852

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Name	Award Date	Number of DSUs Awarded (#)	Market Value of Securities Underlying DSUs on the Date of Grant ($)	Fair Value of DSUs Awarded ($)
Robert A. Archer	March 8, 2019	18,900	1.19	22,491
	August 20, 2019 (3)	48,600	1.08	52,488
	August 20, 2019 (4)	20,800	1.08	22,464
R.W. (Bob) Garnett	March 8, 2019 (1)	37,800	1.19	44,982
	August 20, 2019 (1) (3)	71,500	1.08	77,220
	August 20, 2019 (4)	41,700	1.08	45,036
John Jennings	March 8, 2019	18,900	1.19	22,491
	August 20, 2019 (3)	48,600	1.08	52,488
	August 20, 2019 (4)	20,800	1.08	22,464
	October 1, 2019 (5)	10,310	0.97	10,001
W.J. (James) Mullin	March 8, 2019	18,900	1.19	22,491
	August 20, 2019 (3)	48,600	1.08	52,488
	August 20, 2019 (4)	20,800	1.08	22,464
Elise Rees	March 8, 2019	18,900	1.19	22,491
	August 20, 2019 (3)	48,600	1.08	52,488
	August 20, 2019 (4)	20,800	1.08	22,464
Kevin Ross	August 20, 2019 (3)	48,600	1.08	52,488
	October 1, 2019 (5)	38,140	0.97	36,996
Nicole Adshead-Bell (2)	March 10, 2019	37,800	1.19	44,982

Notes:

(1)	Messrs. Mason and Garnett received larger DSU grants than other Directors in their roles as Chair of the Board during 2019.
(2)	Ms. Adshead-Bell was appointed as a Director on March 5, 2019, upon the completion of the acquisition of Beadell Resources Ltd, and resigned as a Director on March 28, 2019. The DSUs awarded to Ms. Adshead-Bell expired without a settlement.
(3)	DSUs granted on August 20, 2019 in respect of 2019 service as a Director.
(4)	DSUs granted on August 20, 2019 in respect of 2018 service as a Director.
(5)	Messrs. Jennings and Ross made elections to receive a portion of their Directors’ fees and retainers ordinarily paid in cash in the form of DSUs.

The following provides the RSUs awarded to Directors in 2019.

Name	Award Date	Number of RSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($)	Fair Value of RSUs Awarded ($)
Jeffrey R. Mason	March 8, 2019	8,100	1.19	9,639
	August 20, 2019 (1)	9,000	1.08	9,720
	October 1, 2019 (2)	20,620	0.97	20,001

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Name	Award Date	Number of RSUs Awarded (#)	Market Value of Securities Underlying RSUs on the Date of Grant ($)	Fair Value of RSUs Awarded ($)
Robert A. Archer	October 1, 2019 (2)	20,620	0.97	20,001
W.J. (James) Mullin	October 1, 2019 (2)	20,620	0.97	20,001
Elise Rees	October 1, 2019 (2)	14,430	0.97	13,997
Nicole Adshead-Bell (3)	March 8, 2019	307,300	1.19	365,687

Notes:

(1)	Mr. Mason was eligible for RSUs relating to 2018 service as an advisor prior to his re-appointment as Director of the Company on June 7, 2018.
(2)	Messrs. Mason, Archer, Mullin and Ms. Rees made elections to receive a portion of their Directors’ fees and retainers in the form of RSUs.
(3)	Ms. Adshead-Bell was appointed as a Director on March 5, 2019, upon the completion of the acquisition of Beadell Resources Ltd. and resigned as a Director on March 28, 2019.

The compensation earned by Directors of the Company’s most recently completed fiscal year ended December 31, 2019, is as follows:

Name	Fees earned and paid in cash ($)	Share-based awards (1) (2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($) (3)	Total ($)
Jeffrey R. Mason (4)	68,250	141,528	Nil	Nil	Nil	Nil	209,778
Robert A. Archer	69,571	117,444	Nil	Nil	Nil	1,600	188,615
R.W. (Bob) Garnett	89,324	167,238	Nil	Nil	Nil	1,600	258,162
John Jennings	71,000	107,444	Nil	Nil	Nil	971	179,415
W.J. (James) Mullin	78,255	117,444	Nil	Nil	Nil	547	196,247
Elise Rees	74,000	111,440	Nil	Nil	Nil	1,539	186,979
Kevin Ross (5)	24,904	89,484	Nil	Nil	Nil	Nil	114,388
Nicole Adshead-Bell (6)	3,600	410,669	Nil	Nil	Nil	Nil	414,269

Notes:

(1)	Consists of the equity value of share-based award earned in 2019 which were comprised of DSU and RSU awards.
(2)	An equity value of $1.19 for the March 8, 2019 grant was established using a 10-day volume-weighted average share price up to and including March 6, 2019. An equity value of RSUs of C$1.08 for the August 20, 2019 grant was established using a 10-day volume-weighted average share price up to and including August 16, 2019. An equity value of RSUs of C$0.97 for the October 1, 2019 grant was established using a 10-day volume-weighted average share price up to and including September 30, 2019. The DSUs vest upon grant but are not settled until a Director ceases to be a Director of the Company.
(3)	Primarily relates to the benefit of a health care allowance account. This benefit was discontinued effective December 31, 2019.
(4)	Mr. Mason resigned as a Director and Chair of the Board effective April 20, 2020.
(5)	Mr. Ross elected to take $47,000 of cash retainers in the form of DSUs during 2019. The value of these are reflected in the next column.
(6)	Ms. Adshead-Bell was appointed as a Director on March 5, 2019, upon the completion of the acquisition of Beadell Resources Ltd. and resigned as a Director on March 28, 2019.

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Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out all option-based awards and share-based awards outstanding for the Directors who were not NEOs for the Company’s most recently completed financial year ended December 31, 2019:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($) (2)
Jeffrey R. Mason (3)	62,500 33,333 29,000 15,000	0.65 0.71 2.19 2.16	5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	1,250 Nil Nil Nil	39,100	26,197	81,452
Robert A. Archer (4)	564,000 514,000 244,000 144,000 158,000	0.65 0.71 2.19 2.16 1.63	5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21 6-Jun-22	11,280 Nil Nil Nil Nil	9,717	6,510	85,382
R.W. (Bob) Garnett	15,000 30,000 62,000 30,000	0.65 0.71 2.19 2.16	5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	300 Nil Nil Nil	Nil	Nil	164,753
John Jennings	62,500 33,333 29,000 15,000	0.65 0.71 2.19 2.16	5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	1,250 Nil Nil Nil	Nil	Nil	97,894
W.J. (James) Mullin	125,000 50,000 29,000 15,000	0.65 0.71 2.19 2.16	5-Jun-20 11-Dec-20 10-Jun-21 28-Dec-21	2,500 Nil Nil Nil	Nil	Nil	104,801
Elise Rees	Nil	n/a	n/a	n/a	Nil	Nil	104,138
Kevin Ross	Nil	n/a	n/a	n/a	Nil	Nil	58,116

Notes:

(1)	The value of unexercised “in-the-money” options at the financial year-end is the difference between the option exercise price and the Market Value of the underlying Common Shares on the TSX on December 31, 2019. The Market Value is the closing price of the Company’s Common Shares on the TSX on December 31, 2019, which was $0.67 per share.
(2)	The market or pay-out value of vested share-based awards not paid out or distributed was calculated using the Market Value of the underlying Common Shares on the TSX on December 31, 2019. The Market Value is the closing price of the Company’s Common Shares on the TSX on December 31, 2019, which was $0.67 per share.
(3)	From January 1, 2018, to June 7, 2018, Mr. Mason served as an advisor to the Company and the Board. Mr. Mason was re-appointed as a Director of the Company on June 7, 2018. Mr. Mason resigned as a Director and Chair of the Board effective April 20, 2020.
(4)	Mr. Archer will not be standing for re-election at the Meeting.

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Value on Pay-Out or Vesting of Incentive Plan Awards

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2019, for the Directors of the Company:

Name	Option-based awards: Value vested during the year ($) (1)	Share-based awards: Value vested during the year ($) (2)	Non-equity incentive plan compensation: Value earned during the year ($)
Jeffrey R. Mason	Nil	136,128	Nil
Robert A. Archer	Nil	144,397	Nil
R.W. (Bob) Garnett	Nil	162,712	Nil
John Jennings	Nil	103,922	Nil
W.J. (James) Mullin	Nil	113,304	Nil
Elise Rees	Nil	107,671	Nil
Kevin Ross	Nil	84,765	Nil
Nicole Adshead-Bell	Nil	427,448	Nil

Notes:

(1)	The value vested during the year represents the aggregate dollar value that would have been realized if a Director had exercised each of his or her awards that vested in 2019 on the date of such vesting.
(2)	Consists of the value of DSUs and RSUs on the date of such vesting in 2019.

Stock Option Overhang, Dilution and Burn Rates

The Company provides the following disclosure required under Section 613 of the TSX Company Manual.

	2019		2018		2017
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	28,773,787	8.91	16,013,367	8.97	15,393,675	8.25
Dilution (2)	11,035,677	3.42	9,306,665	5.21	8,802,981	4.72
Burn Rate (3)	7,184,190	2.61	2,578,200	1.50	1,666,800	0.97

Notes:

(1)	The total number of Common Shares reserved for issuance under equity compensation arrangements, less the number of options redeemed, and RSUs and DSUs settled, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(2)	The total number of options, RSUs, PSUs and DSUs outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year on a diluted basis.
(3)	The number of options, RSUs, PSUs and DSUs granted in a financial year, expressed as a percentage of the weighted average number of Common Shares outstanding for the financial year on a diluted basis.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company currently has two equity compensation plans in place: (i) the Existing Omnibus Plan, which was approved by the Shareholders on June 8, 2017, and (ii) the 2016 Option Plan, and has proposed continuation of the Existing Omnibus Plan as amended and restated as per above. All equity awards since the approval of the Existing Omnibus Plan have been made pursuant to the Existing Omnibus Plan; however, future awards will be on the basis of the proposed Omnibus Plan. The 2016 Option Plan governs only options currently outstanding which were in the past granted under the 2016 Option Plan, and which continue to be governed by its terms until the earlier of their exercise or expiry. All capitalized terms in this section have the meaning assigned to them in their respective plans unless otherwise specified herein.

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Equity Incentive Plans

a)	Existing Omnibus Plan

The Existing Omnibus Plan was approved by the Shareholders on June 8, 2017. The following is a description of the key terms of the Existing Omnibus Plan, which is qualified in its entirety by reference to the full text of the Existing Omnibus Plan.

Purpose

The purpose of the Existing Omnibus Plan is:

(i)	to increase the interest in the Company’s welfare of those employees, officers, Directors and consultants (who are considered Eligible Participants under the Existing Omnibus Plan), who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary of the Company;
(ii)	to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;
(iii)	to reward Eligible Participants for their performance of services while working for the Company or a Subsidiary; and
(iv)	to provide a means through which the Company or a subsidiary may attract and retain able persons to enter its employment or service.

Eligible Participants. “Eligible Participants” are defined as any employee, executive officer, director, or consultant of the Company, or any of its Subsidiaries. Individually, an “Eligible Participant” is considered eligible to be selected to receive an Award under the Existing Omnibus Plan, provided that only directors are eligible to receive DSUs.

Award Types. Under the Existing Omnibus Plan, the Company may issue options, RSUs, Performance-Based RSUs and DSUs, each an “Award”. For the purposes of share counting, each Common Share subject to a RSU or DSU Award is counted as reserving two Common Shares, and each Common Share subject to an option Award is counted as reserving one Common Share. For the purposes of the Existing Omnibus Plan, DSUs and RSUs are defined as “Full Value Awards”, the treatment of which, pursuant to the Existing Omnibus Plan, is described below.

Number of Shares Issuable. The maximum number of Common Shares of the Company available for issuance under the Existing Omnibus Plan will not exceed 10% of the Company’s issued and outstanding Common Shares, less the number of Common Shares subject to grants of options under the 2016 Option Plan and any other Share Compensation Arrangement adopted by the Company, as defined in the Existing Omnibus Plan. As of May 7, 2020, there were 312,392,364 Common Shares issued and outstanding, 10% of which is 31,239,236 Common Shares. As of May 7, 2020, the Company had granted: (i) 8,142,814 options outstanding under the 2016 Option Plan, being 2.6% of the current issued and outstanding Common Shares; and under the Existing Omnibus Plan: (ii) 5,812,717 options outstanding, being 1.9% of the current issued and outstanding Common Shares; (iii) 2,879,550 DSUs outstanding, calculated at two Common Shares for each DSU Award for a total of 5,759,100 Common Shares, being 1.8% of the outstanding Common Shares, and (iv) 4,311,217 RSUs, calculated at two Common Shares for each RSU Award, for a total of 8,622,434 Common Shares, being 2.8% of the current issued and outstanding Common Shares. In aggregate the Company has reserved under the 2016 Option Plan and under the Existing Omnibus Plan a total of 28,337,065 Common Shares, being 9.1% of the current issued and outstanding Common Shares. Accordingly, 2,902,171 Common Shares, being 0.9% of the current issued and outstanding Common Shares, remain available for issuance under the Existing Omnibus Plan.

For the purposes of calculating the number of Common Shares reserved for issuance under the Existing Omnibus Plan, each Common Share subject to a Full Value Award shall be counted as reserving two Shares under the Existing Omnibus Plan, and each Common Share subject to an option shall be counted as reserving one Common Share under the Existing Omnibus Plan. For greater clarity, if only Full Value Awards are issued the maximum number of Common Shares that would be reserved for issuance under the Existing Omnibus Plan would be 5%, and if half of the Common Shares reserved for issuance under the Existing Omnibus Plan are used for options and the other half used for Full Value Awards, then the maximum number of Common Shares reserved for issuance would be 7.5%.

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Limits with Respect to Issue of Grants. The Existing Omnibus Plan provides the following limitations: (i) that the maximum number of Common Shares that may be issuable to Eligible Participants who are Insiders, at any time, under the Existing Omnibus Plan, together with Common Shares reserved under any other proposed or established share-based compensation agreement cannot exceed 10% of the outstanding Common Shares, calculated on a non-diluted basis; (ii) the maximum number of Common Shares that may be issued to Insiders, within any one-year period, cannot exceed 10% of the outstanding Common Shares, calculated on a non-diluted basis; (iii) the maximum number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period cannot exceed 5% of the outstanding Common Shares (as of the commencement of such one-year period) in any given year; and (iv) the annual grant of Awards to Non-Employee Directors under the Existing Omnibus Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such similar acceptable methodology), of which no more than $100,000 may comprise the value of options.

Exercise Price or Settlement. The option exercise price for Common Shares shall be determined and approved by the Board when such option is granted and shall be no less than the Market Value of such Common Shares at the time of the grant. RSUs may be settled for their Cash Equivalent, for Common Shares or a combination thereof at the Board’s choice.

Vesting. Options, RSUs and DSUs shall follow the vesting criteria assigned to them at the time of their award. Performance RSUs shall be vested on the date on which the Board determines if the Performance Criteria and/or other vesting conditions have been met. DSUs shall follow the vesting rules set by the Board at the time of their award.

Terms of Awards / Restriction Periods. Options granted under the Existing Omnibus Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted. Performance RSUs granted under the Existing Omnibus Plan shall have a Restriction Period determined by the Board, but in all cases, it shall end no later than December 31 of the calendar year, which is three years after the calendar year in which the performance of services for which such RSUs were granted occurred. DSUs granted under the Existing Omnibus Plan that are unvested as of the Filing Date, which will be no later than December 15 of the calendar year when the Eligible Participant filed a Notice of Settlement, due to non-satisfaction of a vesting condition, at the discretion of the Board, or have been waived, shall terminate.

Termination of Exercise Right. Exercise rights under the Existing Omnibus Plan will terminate, with respect to options, as follows: (1) upon ceasing to be an Eligible Participant for cause, any vested or unvested option granted to such participant shall terminate automatically and become void immediately; (2) upon ceasing to be an Eligible Participant as a result of his or her employment or service being terminated without cause, (i) any unvested option shall terminate and become void immediately and (ii) any vested option may be exercised. Unless otherwise determined by the Board, in its sole discretion, such option shall only be exercisable within the earlier of 90 days after the termination date, or the expiry date of the award, after which the option will expire; (3) upon ceasing to be an Eligible Participant as a result of his or her resignation (i) each unvested option shall terminate and become void immediately upon resignation and (ii) each vested option will cease to be exercisable on the earlier of 90 days following the termination date and the expiry date of the option, after which the option will expire; (4) upon ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) any unvested option shall terminate and become void immediately, and (ii) any vested option will cease to be exercisable on the earlier of the 90 days from the date of retirement or the date on which employment or service ceases by reason of permanent disability, and the expiry date of the award, after which the option will expire; (5) upon ceasing to be an Eligible Participant by reason of death, any vested option may be exercised by the liquidator, executor or administrator, as the case may be, of the estate for that number of Common Shares entitled to acquire under the respective options on the date of death, and such options shall only be exercisable within six months after death or prior to the expiration of the original term of the options whichever occurs earlier; and (6) upon electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that participation shall be terminated, provided that all vested options shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

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Exercise rights under the Existing Omnibus Plan will terminate, with respect to RSUs and DSUs, as follows: (1) upon ceasing to be an Eligible Participant for cause or as a result of his or her resignation, participation shall be terminated immediately, all RSUs and DSUs that have not vested shall be forfeited and cancelled, and rights to Common Shares or cash equivalent or a combination thereof for unvested RSUs and DSUs shall be forfeited and cancelled on the termination date; (2) except as otherwise determined by the Board from time to time, at its sole discretion, upon electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, or upon ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for cause, (iv) his or her employment or service relationship being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs as of such date relating to a restriction period in progress shall remain outstanding and in effect until the applicable RSU vesting determination date, and (a) if, on the RSU vesting determination date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs shall be forfeited and cancelled and the rights to Common Shares or cash equivalent or a combination thereof that relate to such unvested RSUs shall be forfeited and cancelled; and (b) if, on the RSU vesting determination date, the Board determines that the vesting conditions were met for such RSUs, the Eligible Participant shall be entitled to receive that number of Common Shares or cash equivalent or a combination thereof equal to the number of RSUs outstanding in respect of such restriction period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the during the applicable restriction period as of the date of death, retirement, termination or eligibility date and the denominator of which shall be equal to the total number of months included in the applicable restriction period (which calculation shall be made on the applicable RSU vesting determination date) and the Company shall distribute such number of Common Shares or cash equivalent or a combination thereof to the Eligible Participant or the liquidator, executor or administrator, as the case may be, of the estate, as soon as practicable thereafter, but no later than the end of the restriction period, the Company shall debit the corresponding number of RSUs from the account of such Eligible Participant’s or such deceased participants’, as the case may be, and the Eligible Participant’s rights to all other Common Shares or cash equivalent or a combination thereof that relate to such RSUs shall be forfeited and cancelled. In the event of death, the Company will make payment of the DSU settlement amount within two months of death to or for the benefit of the legal representative of the deceased. If, as of the filing of the redemption notice, a vesting condition applicable to a DSU award has not been satisfied or, at the discretion of the Board, waived, then such DSU award, or portion thereof to which the vesting condition applies, shall terminate; and (3) for greater certainty, where employment or service is terminated due to termination for cause and resignation or death, leave of absence or termination of service or an Eligible Participant elects for a voluntary leave of absence following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Eligible Participant shall remain entitled to such distribution or payment.

If the Company completes a transaction constituting a change of control and within 12 months following the change of control (i) a participant who was also an officer or employee of, or consultant to, the Company prior to the change of control has their position, employment or consulting agreement terminated, or the participant is constructively dismissed, then all unvested Awards shall immediately vest and become exercisable, and remain open for exercise until the earlier of their expiry date and in the case of options, that date that is 90 days after such termination or dismissal.

No Assignment. No Award or other benefit payable under the Existing Omnibus Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed of in any manner other than by will or the law of descent.

Cashless Exercise. The Board may, in its discretion and at any time, determine to grant an Eligible Participant the alternative of cashless exercise right, whereby the Eligible Participant shall receive without payment of any cash (other than to settle taxes) that number of Common Shares subject to the option under the Existing Omnibus Plan multiplied by the difference between the Market Price on the day immediately prior to the exercise of the cashless exercise right and the Option Exercise Price.

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Amendments Requiring Shareholder Approval. The Board shall seek Shareholder approval to: (i) any increases to the maximum number of Common Shares issuable under the Existing Omnibus Plan, except for adjustments made purely to maintain the economic rights of the Eligible Participant; (ii) any reduction in the Option Exercise Price, its cancellation or replacement by an option of lower exercise price; (iii) any extension to expiry dates of an Award or to the Restriction Period of any RSU beyond their original expiry or restriction dates; (iv) any amendment which increases the maximum number of Common Shares that may be issuable to Insiders at any time or any other proposed or established share compensation arrangement in a one-year period, except for adjustments made purely to maintain the economic rights of the Insider; (v) any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period; (vi) any amendment to the limits on Awards to Non-Employee Directors; (vii) any amendment to the number of Common Shares that may be made issuable pursuant to the grant of options; (viii) any amendment to the definition of an Eligible Participant under the Existing Omnibus Plan; and (ix) any amendment to the amendment provisions of the Existing Omnibus Plan.

Board Amendments without Shareholder Approval. The Board may suspend, terminate, amend or review the Existing Omnibus Plan without consent of Shareholders or Eligible Participants if such changes: (i) do not adversely alter or impair right of any Eligible Participant without consent, except as permitted in the Existing Omnibus Plan; (ii) are in compliance with applicable law and/or required by the TSX or any other regulatory body having authority over the Company; or (iii) are made to vesting or assignability provisions, have an effect on termination provisions, accelerate exercise dates, are made solely to clarify the meaning of an existing provision or correct an inconsistency, amend provisions regarding the administration of the Existing Omnibus Plan, allow the settlement of Awards with shares not issued from treasury or adopt a claw-back provision.

b)	2016 Option Plan

The 2016 Option Plan was established to advance the interests of the Company by (i) promoting a proprietary interest among Eligible Persons in the success of the Company and its Related Entities; (ii) attracting and retaining qualified Directors, officers, employees and consultants which the Company and its Related Entities require; (iii) providing Eligible Persons with additional incentive and encouraging share ownership by such Eligible Persons. The 2016 Option Plan is administered by the Board and provided for the grant of options to Directors, officers, employees or consultants of the Company or a subsidiary of the Company (up until the Existing Omnibus Plan approval). The 2016 Option Plan provides that the number of Common Shares reserved for issue from time to time under the 2016 Option Plan will not exceed 10% of the total number of issued and outstanding Common Shares. The Company decided not to grant any new options under the 2016 Option Plan following the adoption of the Existing Omnibus Plan. It is the Company’s intention that once all options granted pursuant to the 2016 Option Plan are exercised, cancelled or expired in June 2021, then the 2016 Option Plan will also expire.

Eligible Persons. “Eligible Persons” are defined as any Director, officer, employee or consultant of the Company or a related entity of the Company.

Number of Securities Issuable. A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance under the 2016 Option Plan, less the number of Common Shares reserved for issuance under grants and awards under the Existing Omnibus Plan and any other Share Compensation Arrangement of the Company. Upon approval of the Existing Omnibus Plan by the Shareholders in June 2017, the Company decided not to issue any further equity under the 2016 Option Plan and, therefore, as of May 7, 2020, options to purchase an aggregate of 8,142,814 Common Shares (net of cancelled options), representing approximately 2.6% of the issued and outstanding Common Shares, were outstanding under the 2016 Option Plan.

Limits with Respect to Issuance of Common Shares. The maximum number of Common Shares that may be (i) reserved for issuance to insiders as a group under the 2016 Option Plan, together with any Common Shares reserved for issuance to insiders under any other share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant; (ii) issued to insiders as a group under 2016 Option Plan and any other Share Compensation Arrangement within a one year period shall not exceed 10% of the outstanding Common Shares, and to any one insider shall not exceed 5% of the outstanding Common Shares; and (iii) reserved for issue to any one person shall not exceed 5% of the outstanding Common Shares at the time of the determination. The total annual grant to any one Non-Employee Director shall not exceed a grant value of $100,000 (based upon a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board).

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Exercise Price. The Board will establish the exercise price of the options at the time the options are granted provided that such price shall not be less than the closing price of the Common Shares on the TSX on the last business day immediately preceding the date of grant of the options. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the five consecutive days preceding the date of the grant.

Vesting. Pursuant to the terms of the 2016 Option Plan, the vesting of options is set at the discretion of the Board. The 2016 Option Plan provides that, in the event of a change of control of the Company, all outstanding options will immediately vest. Under the 2016 Option Plan, change of control of the Company occurs upon any one or more of the following events: (i) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any related entity of the Company and another entity, as a result of which holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction; (ii) the sale, lease, exchange or other disposition of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights or properties of the Company and its subsidiaries; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) any person, entity or group of persons or entities acting jointly or in concert acquires or acquires control (including, without limitation, the right to vote or direct the voting) 40% or more of the voting shares of the Company; (v) as a result of, or in connection, with (a) a contested election of Directors, or (b) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its related entities and another entity, the nominees named in the most recent management information circular of the Company for election to the Board do not constitute a majority of the Board; or (vi) the Board adopts a resolution to effect a change of control, as described above.

Term of Options. Options granted under the 2016 Option Plan will have a maximum term of 10 years from their date of grant. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 48 hours of the expiry of a black-out period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

Termination of Exercise Right. On ceasing to be an Eligible Person for any reason other than death, each option will cease to be exercisable 90 days after the termination date. If any portion of an option is not vested by the termination date, that portion of the option may not under any circumstances be exercised by the participant. On death, the legal representatives of the deceased may exercise the deceased’s options within six months after the date of death, but only to the extent the options were, by their terms, exercisable on the date of death.

No Assignment. Subject to the provisions of the 2016 Option Plan, all options will be exercisable only by the participant to whom they are granted and will not be assignable or transferable.

Cashless Exercise. Participants may, subject to the determination of the Board, when entitled to exercise an option, terminate the option and, in lieu of exercise, receive a number of Common Shares that have a total value when multiplied by the closing price of the Common Shares on the day immediately prior to exercise equal to the product of that number of Common Shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise and the option exercise price.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the 2016 Option Plan:

(i)	increase the maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the 2016 Option Plan;
(ii)	alter or impair any existing options granted to a Participant without the consent of the Participant;
(iii)	materially increase the benefits under the 2016 Option Plan;

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(iv)	amend the definition of “Eligible Person” or otherwise alter the conditions for eligibility for participation in the 2016 Option Plan to permit the introduction or re-introduction of Non-Employee Directors on a discretionary basis or amend the 2016 Option Plan to increase limits previously imposed on Non-Employee Director participation;
(v)	amend the 2016 Option Plan to permit options granted under the 2016 Option Plan to be transferrable or assignable other than as set forth in Section 4.6 of the 2016 Option Plan and for normal estate settlement purposes;
(vi)	amend the exercise price of any option issued under the 2016 Option Plan where such amendment reduces the exercise price of such option;
(vii)	extend the term of any option issued under the 2016 Option Plan beyond the original expiry date; or
(viii)	amend Subsection 3.7(a) of the 2016 Option Plan.

Amendments Requiring Disinterested Shareholder Approval. In addition to the amendments that require Shareholder approval described above, the following amendments are subject to a vote of Shareholders who are not insiders of the Company:

(i)	a decrease in the exercise price of an option granted to an insider;
(ii)	the extension of the term of an option granted to an insider; and
(iii)	if the 2016 Option Plan could result in the grant to insiders during any 12-month period of a number of options exceeding 10% of the outstanding issued shares.

Amendments without Shareholder Approval. The 2016 Option Plan may be amended without Shareholder approval for the following:

(i)	Including or changing vesting provisions in the 2016 Option Plan;
(ii)	Changing the termination provisions in the 2016 Option Plan which do not entail an extension beyond the original expiry date; and
(iii)	Adding a cashless exercise feature, payable in cash or securities.

General Amendments. Subject to the requirements of applicable law and TSX Policies requiring Shareholder or other approval the 2016 Option Plan provides that the Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), except that the Board may not undertake any such action unless it first obtains the consent of the affected participant.

Expiration of 2016 Option Plan. The Company intends that once all options outstanding under the 2016 Option Plan have been exercised, cancelled or expired, the 2016 Option Plan will expire and no longer be in effect. The Company estimates the 2016 Option Plan will no longer be in effect by December 28, 2021.

It is the Company’s intention that once all options outstanding pursuant to the 2016 Option Plan have been exercised, cancelled or expired, that the 2016 Option Plan will expire and no longer be in effect. The incentive plan regime of the Company will then solely be pursuant to the Omnibus Plan.

c)	Omnibus Incentive Plan, as amended and restated

The Existing Omnibus Plan approved by the Shareholders of the Company on June 8, 2017, succeeded the 2016 Option Plan. The Existing Omnibus Plan was subsequently amended and restated and approved by the Board on May 7, 2020, for presentation to the shareholders for ratification and approval for continuation, subject to TSX approval. The Omnibus Plan is discussed in detail above, see “Particulars of Matters to be Acted Upon - C. Approval of the Amended and Restated Omnibus Incentive Plan”.

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Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2019, in relation to the 2016 Option Plan and the Existing Omnibus Plan, being the compensation plans under which equity securities of Great Panther are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (1)
Equity compensation plans approved by security holders	8,314,997	$1.20	17,437,738
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	8,314,997	$1.20	17,437,738
Note:
(1)	A maximum of 10% of the Company’s issued and outstanding Common Shares at the time the Common Shares are reserved for issuance, less any Common Shares reserved for issuance under all other share compensation arrangements may be reserved for issuance in aggregate under the 2016 Option Plan and the Existing Omnibus Plan. As at December 31, 2019, the maximum number of Common Shares reserved for issuance under the 2016 Option Plan and the Existing Omnibus Plan, in aggregate, was 31,194,095 Common Shares (being 10% of the 311,940,950 Common Shares then issued and outstanding), of which 8,314,997 reserved for the issuance of outstanding options and 5,441,360 reserved for the issuance of RSUs and DSUs awarded.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Executive Officers, Directors or employees, or former Executive Officers, Directors or employees, nor any associate of such individuals, is as at the date hereof, or has been since the beginning of the financial year ended December 31, 2019, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed Director of the Company, or any associate or affiliate of any informed person or proposed Director, has had a material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2019, can be found under the Company’s profile on SEDAR at www.sedar.com. Copies are also available upon request from the Company’s Assistant Corporate Secretary at Suite 1330, 200 Granville Street, Vancouver, British Columbia, telephone number +1 604 608 1766, toll-free: +1 888 355 1766, fax number +1 604 608 1768, or email info@greatpanther.com. Copies of these documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable cost from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Financial information is provided in the Company’s audited consolidated financial statements, the report of the auditor, and Management’s Discussion and Analysis for the year ended December 31, 2019, which will be placed before Shareholders at the Meeting.

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As at the date of this Information Circular, management of Great Panther is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders of Great Panther have been approved by the Board.

DATED at Vancouver, British Columbia on May 12, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“David Garofalo”

David Garofalo

Chair of the Board

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APPENDIX A

Amended and Restated Omnibus Incentive Plan

OMNIBUS INCENTIVE PLAN

i

ii

GREAT PANTHER MINING LIMITED
OMNIBUS INCENTIVE PLAN

Great Panther Mining Limited (the “Company”) hereby establishes an omnibus incentive plan for certain qualified directors, executive officers, employees or Consultants of the Company or any of its Subsidiaries.

Article 1
INTERPRETATION

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“2016 Option Plan” means the Amended and Restated Incentive Share Option Plan (2016) approved by the shareholders on June 9, 2016;

“Account” means an account maintained for each Participant on the books of the Company which will be credited with Awards in accordance with the terms of this Plan;

“Affiliates” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Annual Base Compensation” means an annual compensation amount payable to Non-Employee Directors as established from time to time by the Board.

“Associate”, where used to indicate a relationship with a Participant, means (i) any domestic partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Award” means any of an Option, DSU, or RSU granted to a Participant pursuant to the terms of the Plan;

“Blackout Period” means a period of time when pursuant to any policies of the Company (including the Company’s insider trading policy), any securities of the Company may not be traded by certain Persons designated by the Company;

“Board” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs or DSUs, as applicable, in the Participant’s Account, net of any applicable taxes in accordance with Section 8.2, on the RSU Settlement Date or the Filing Date, as applicable;

“Cause” has the meaning ascribed thereto in Section 6.2(1) hereof;

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)	any transaction (other than a transaction described in clause (iii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;
(ii)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii)	the sale, lease, exchange, license or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Subsidiary of the Company in the course of a reorganization of the assets of the Company and its wholly-owned Subsidiaries;
(iv)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement);
(v)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; or
(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

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“Company” means Great Panther Mining Limited, a corporation existing under the British Columbia Business Corporations Act as amended from time to time;

“Consultant” means a person, other than an employee, executive officer or director of the Company or a Subsidiary, that provides ongoing services to the Company, and includes for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, or a partnership of which the individual Consultant is an employee or partner;

“Consulting Agreement” means, with respect to any Participant, any written consulting agreement between the Company or a Subsidiary and such Participant;

“Dividend Equivalent” means a cash credit equivalent in value to a dividend paid on a Share credited to a Participant’s Account;

“DSU” or “Deferred Share Unit” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof upon Termination of Service, as provided in Article 5 and subject to the terms and conditions of this Plan;

“DSU Agreement” means a document evidencing the grant of DSUs and the terms and conditions thereof;

“DSU Settlement Amount” means the amount of Shares, Cash Equivalent, or combination thereof, calculated in accordance with Section 5.6, to be paid to settle a DSU Award after the Filing Date;

“Eligibility Date” the effective date on which a Participant becomes eligible to receive long-term disability benefits (provided that, for greater certainty, such effective date shall be confirmed in writing to the Company by the insurance company providing such long-term disability benefits);

“Eligible Participants” means any director, executive officer, employee or Consultant of the Company or any of its Subsidiaries, but for the purposes of Article 5, this definition shall be limited to directors of the Company or any of its Subsidiaries;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Existing Option” means an option grant made under the 2016 Option Plan or Existing Omnibus Plan or previous Share Compensation Arrangement;

“Existing Omnibus Plan” means the Great Panther Mining Limited Omnibus Incentive Plan, approved by the shareholders on June 8, 2017, including any amendments or supplements thereto made after the effective date thereof;

“Filing Date” has the meaning set out in Section 5.5(1) or Section 5.5(3), as applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a DSU Agreement, an RSU Agreement, an Employment Agreement or a Consulting Agreement;

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“Incentive Stock Option” or “ISO” means an Option that is described in Section 3.8;

“Insider” means a “reporting insider” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions and includes Associates and affiliates (as such term is defined in Part 1 of the TSX Company Manual) of such “reporting insider”;

“Market Value” means at any date when the market value of Shares is to be determined, (i) if the Shares are listed on the TSX, the closing price of the Shares on the TSX for the Trading Session on the day prior to the relevant time as it relates to an Award; (ii) if the Shares are not listed on the TSX, then as calculated in paragraph (i) by reference to the price on any other stock exchange on which the Shares are listed (if more than one, then using the exchange on which a majority of trading in the Shares occurs); or (iii) if the Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith and such determination shall be conclusive and binding on all Persons;

“Non-Employee Director” means a member of the Board of Directors or a director of any Subsidiary of the Company who is not otherwise an employee or executive officer of the Company or a Subsidiary;

“Option” means an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof, and includes an ISO;

“Option Agreement” means a document evidencing the grant of Options and the terms and conditions thereof;

“Option Price” has the meaning ascribed thereto in Section 3.2 hereof;

“Option Term” has the meaning ascribed thereto in Section 3.4 hereof;

“Outstanding Issue” means the number of Shares that are issued and outstanding, on a non-diluted basis;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Performance Criteria” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award;

“Performance Period” means the period determined by the Board at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Award are to be measured;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Great Panther Mining Limited Omnibus Incentive Plan, including any amendments or supplements hereto made after the effective date hereof;

“Restriction Period” means the period determined by the Board pursuant to Section 4.3 hereof;

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“RSU” means a right awarded to a Participant to receive a payment in the form of Shares, Cash Equivalent or a combination thereof as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a document evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning determined in Section 4.5(1);

“RSU Vesting Determination Date” has the meaning described thereto in Section 4.4 hereof;

“Shares” means the common shares in the share capital of the Company;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, Insiders, or Consultants of the Company or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, Insider, or Consultant which is financially assisted by the Company or a Subsidiary by way of a loan, guarantee or otherwise provided, however, that any such arrangements that do not involve the issuance from treasury or potential issuance from treasury of Shares of the Company are not “Share Compensation Arrangements” for the purposes of this Plan;

“Stock Exchange” means the TSX or the NYSE American or, if the Shares are not listed or posted for trading on such stock exchange at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, executive officer, employee or Consultant of the Company or one of its Subsidiaries and (ii) in the event of the termination of the Participant’s employment, or position as director, executive or officer of the Company or a Subsidiary, or Consultant, the effective date of the termination as specified in the notice of termination provided to the Participant by the Company or the Subsidiary, as the case may be, and, for greater certainty, any period of contractual or common law reasonable notice after the effective date in the written notice of termination shall not be included in determining the Termination Date;

“Termination of Service” means that a Participant has ceased to be an Eligible Participant, including for greater certainty, the earliest date on which both of the following conditions are met: (i) the Participant has ceased to be employed by the Company or any Subsidiary thereof for any reason whatsoever; and (ii) the Participant is not a member of the Board nor a director of the Company or any of its Subsidiaries;

“Trading Session” means a trading session on a day which the applicable Stock Exchange is open for trading;

“TSX” means the Toronto Stock Exchange;

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“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Participant” means any Participant who, at any time during the period from the date an Award is granted to the date such award is exercised, redeemed, or otherwise paid to the Participant, is subject to income taxation in the United States on the income received for services provided to the Company or a Subsidiary and who is not otherwise exempt from United States income taxation under the relevant provisions of the U.S. Tax Code or the Canada-U.S. Income Tax Convention, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

“Vested Awards” has the meaning described thereto in Section 6.2(5) hereof.

Section 1.2 Interpretation.

(1)	Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.
(2)	The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.
(3)	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.
(4)	The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.
(5)	Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to Canadian currency.
(6)	For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.
(7)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

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Article 2
PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of the Plan is to permit the Company to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Company’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Company or a Subsidiary;
(b)	to provide an incentive to such Eligible Participants to continue their services for the Company or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a Subsidiary are necessary or essential to its success, image, reputation or activities;
(c)	to reward Participants for their performance of services while working for the Company or a Subsidiary; and
(d)	to provide a means through which the Company or a Subsidiary may attract and retain able Persons to enter its employment or service.

Section 2.2 Implementation and Administration of the Plan.

(1)	The Plan shall be administered and interpreted by the board of directors of the Company (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. If such committee or plan administrator is appointed for this purpose, all references to the “Board” herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.
(2)	Subject to Article 7 and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction.
(3)	Subject to the provisions of this Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Company, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part. Any such delegation by the Board may be revoked at any time at the Board’s sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Company, its Subsidiaries and all Eligible Participants.

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(4)	No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.
(5)	The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Company. For greater clarity, the Company shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.3 Participation in this Plan.

(1)	The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award, the exercise of an Option or transactions in the Shares or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.
(2)	Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.
(3)	Unless otherwise determined by the Board, the Company shall not offer financial assistance to any Participant in regard to the exercise of any Award granted under this Plan.
(4)	The Board may also require that any Eligible Participant in the Plan provide certain representations, warranties and certifications to the Company to satisfy the requirements of applicable laws, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act, and applicable U.S. state securities laws.

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Section 2.4 Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to Article 7 hereof, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.
(2)	The maximum number of Shares issuable at any time pursuant to outstanding Awards under this Plan shall be equal to eight percent (8%) of the Outstanding Issue.
(3)	The maximum number of Shares available for issuance pursuant to the redemption of RSUs and DSUs granted under the Plan will be, in aggregate, 4% of the Outstanding Issue.
(4)	No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards.
(5)	No new grants of options will be made under the 2016 Option Plan.
(6)	The Plan is an “evergreen” plan, as Shares of the Company covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Plan and the number of Awards that may be granted under the Plan increases if the total Outstanding Issue of the Company increases. For greater certainty, if an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated or lapses for any reason without having been exercised or settled in full the Shares covered by such Award, if any, will again be available for issuance under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.
(7)	The maximum number of Shares that may be issued pursuant to Options intended as ISOs shall be limited to eight percent (8%) of the Outstanding Issue, measured as of the date this Plan is submitted to shareholders for approval, as the same may be adjusted pursuant to Section 7.1.

Section 2.5 Limits with Respect to other Share Compensation Arrangements, Insiders, Individual Limits, and Annual Grant Limits.

(1)	The maximum number of Shares issuable pursuant to this Plan, the 2016 Option Plan and any other Share Compensation Arrangement shall not exceed eight percent (8%) of the Outstanding Issue from time to time.
(2)	The maximum number of Shares issuable to Eligible Participants who are Insiders, at any time, under this Plan, the 2016 Option Plan and any other Share Compensation Arrangement, shall not exceed eight percent (8%) of the Outstanding Issue from time to time.
(3)	The maximum number of Shares issued to Eligible Participants who are Insiders, within any one year period, under this Plan, the 2016 Option Plan and any other Share Compensation Arrangement, shall not exceed eight percent (8%) of the Outstanding Issue from time to time.
(4)	Any Award granted pursuant to the Plan, or securities issued under the 2016 Option Plan and any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in Section 2.5(2) and Section 2.5(3).

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Section 2.6 Granting of Awards.

Any Award granted under the Plan shall be subject to the requirement that, if at any time the Company shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any stock exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

Section 2.7 Limits with Respect to Non-Employee Directors.

(1)	The Board may make Awards to Non-Employee Directors under the Plan provided that:
(a)	the maximum number of Shares which may be reserved for issuance to Non-Employee Directors under the Plan, the 2016 Option Plan and any other proposed or established Share Compensation Arrangement, shall not exceed one percent (1%) of the Outstanding Issue; and
(b)	the annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options.

Article 3
OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Company to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2 Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange.

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Section 3.3 Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4 Option Term.

(1)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted (“Option Term”).
(2)	Should the expiration date for an Option fall within a Blackout Period or within nine (9) Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Blackout Period, such tenth (10th) Business Day to be considered the expiration date for such Option for all purposes under the Plan.

Section 3.5 Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with the Company’s insider trading policy.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Company at its registered office to the attention of the Corporate Secretary of the Company (or the individual that the Corporate Secretary of the Company may from time to time designate) or give notice in such other manner as the Company may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the purchase price for the number of Shares specified therein and, if required by Section 8.2, the amount necessary to satisfy any taxes.
(2)	Upon the exercise, the Company shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:
(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

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(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares.
(3)	The Board may, in its discretion and at any time, determine to grant a Participant the alternative, when entitled to exercise an Option, to deal with such Option on a “cashless exercise” basis, on such terms as the Board may determine in its discretion (the “Cashless Exercise Right”). Without limitation, the Board may determine in its discretion that such Cashless Exercise Right, if any, grant a Participant the right to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Shares pursuant to the exercise of the Option, receive, without payment of any cash other than pursuant to Section 8.2 that number of Shares, disregarding fractions, which when multiplied by the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right, have a total value equal to the product of that number of Shares subject to the Option multiplied by the difference between the Market Value on the day immediately prior to the exercise of the Cashless Exercise Right and the Option Price.

Section 3.7 Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The Option Agreement may contain any such terms that the Company considers necessary in order that the Option will comply with applicable laws or the rules of any regulatory body having jurisdiction over the Company.

Section 3.8 Incentive Stock Options.

(1)	ISOs are available only for Participants who are employees of the Company, or a “parent corporation” or “subsidiary corporation” (as such terms are defined in Section 424(e) and (f) of the U.S. Tax Code), on the date the Option is granted. In addition, a Participant who holds an ISO must continue as an employee, except that upon termination of employment the Option will continue to be treated as an ISO for three months, after which the Option will no longer qualify as an ISO, except as provided in this Section 3.8(1). A Participant’s employment will be deemed to continue during period of sick leave, military leave or other bona fide leave of absence, provided the leave of absence does not exceed three (3) months, or the Participant’s return employment is guaranteed by statute or contract. If a termination of employment is due to permanent disability, an Option may continue its ISO status for one year, and if the termination is due to death, the ISO status may continue for the balance of the Option’s term. Nothing in this Section 3.8(1) will be deemed to extend the original expiry date of an Option.
(2)	A Participant who owns, or is deemed to own, pursuant to Section 424(e) of the U.S. Tax Code, Shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company may not be granted an Option that is an ISO unless the Option Price is at least one hundred ten percent (110%) of the Market Value of the Shares, as of the date of the grant, and the Option is not exercisable after the expiration of five (5) years from the date of grant.

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(3)	To the extent the aggregate Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans of the Company and any affiliates) exceeds One Hundred Thousand United States Dollars (US$100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Options other than ISOs, notwithstanding any contrary provision in the applicable Option Agreement.

Article 4
RESTRICTED SHARE UNITS

Section 4.1 Nature of RSUs.

A Restricted Share Unit is an Award in the nature of a bonus for services rendered that, upon settlement, entitles the recipient Participant to acquire Shares as determined by the Board or, subject to Section 4.2(3), to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Vesting conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria. Unless otherwise determined by the Board in its discretion, the Award of an RSU, other than a Long Term RSU, is considered a bonus for services rendered in the calendar year in which the Award is made.

Section 4.2 RSU Awards.

(1)	The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (provided, however, that no such Restriction Period shall exceed the 3 years referenced in Section 4.3) and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.
(2)	Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each vested RSU awarded to a Participant shall entitle the Participant to receive one Share, the Cash Equivalent or a combination thereof upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met and, subject to Section 4.2(3), no later than the last day of the Restriction Period. For greater certainty, RSUs that are subject to Performance Criteria may become vested RSUs based on multiplier, which may be greater or lesser than 100%, subject to such percentage being no greater than 200%.
(3)	Any RSU Award which is subject to vesting criteria that have a Performance Period that exceeds the maximum length of the Restriction Period identified in Section 4.3 (“Long Term RSUs”) shall only be settled through the issuance of Shares from treasury of the Company. The Board shall determine, at the time of granting the particular Long Term RSU, the period during which the Long Term RSU can, subject to satisfying the vesting criteria, be settled, which period shall not be more than ten (10) years from the date the Long Term RSU is granted (the “Long Term RSU Period”).

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Section 4.3 Restriction Period.

The applicable restriction period in respect of a particular RSU shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred (“Restriction Period”). All unvested RSUs shall be cancelled on the RSU Vesting Determination Date (as such term is defined in Section 4.4) and, in any event: (i) all unvested RSUs other than Long Term RSUs shall be cancelled no later than the last day of the Restriction Period; and (ii) all unvested Long Term RSUs shall be cancelled no later than the last day of the Long Term RSU Period.

Section 4.4 RSU Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to an RSU have been met (the “RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than; (i) for RSUs other than Long Term RSUs, December 15 of the calendar year which is three (3) years after the calendar year in which the performance of services for which such RSU is granted, occurred; and (ii) for Long Term RSUs, 15 days prior to the expiry of the Long Term RSU Period. Notwithstanding the foregoing, for any U.S. Participant, the RSU Vesting Determination Date shall occur no later than March 15 of the calendar year following the end of the Performance Period.

Section 4.5 Settlement of RSUs.

(1)	Except as otherwise provided in the RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled as soon as practicable and in any event within ten (10) Business Days following their RSU Vesting Determination Date and, subject to Section 4.2(3), no later than the end of the Restriction Period (the “RSU Settlement Date”).
(2)	Settlement of RSUs shall take place promptly following the RSU Settlement Date, and for RSUs other than Long Term RSUs, no later than the end of the Restriction Period, and subject to Section 4.2(3) shall take the form determined by the Board, in its sole discretion. Settlement of RSUs shall be subject to Section 8.2 and shall, subject to Section 4.2(3), take place through:
(a)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;
(b)	in the case of settlement of RSUs for Shares:
(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or
(ii)	in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or

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(c)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Section 4.6 Determination of Amounts.

(1)	For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account to settle in cash.
(2)	For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 4.5, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account to settle in Shares.

Section 4.7 RSU Agreements.

RSUs shall be evidenced by an RSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The RSU Agreement may contain any such terms that the Company considers necessary in order that the RSU will comply with applicable laws or the rules of any regulatory body having jurisdiction over the Company.

Section 4.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested RSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional RSUs, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of RSUs in such Participant’s Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated on the date that dividends are paid. Any additional RSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 4.8 shall have an RSU Vesting Determination Date which is the same as the RSU vesting Determination Date for the RSUs in respect of which such additional RSUs are credited.

In the event that the Participant’s applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Company’s account.

Article 5
deferred share units

Section 5.1 Nature of DSUs.

A Deferred Share Unit is an Award attributable to a Participant’s duties as a Non-Employee Director and that, upon settlement, entitles the recipient Participant to receive such number of Shares as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, and is payable after Termination of Service of the Participant.

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Section 5.2 DSU Awards.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive DSU Awards under the Plan, and (ii) fix the number of DSU Awards to be granted to each Eligible Participant and the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in this Plan and in any DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Section 5.3 Payment of Annual Base Compensation.

(1)	Each Participant may elect to receive in DSUs any portion or all of his or her Annual Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year with respect to which the election is made. Such election will be effective with respect to compensation payable for fiscal quarters beginning during the calendar year following the date of such election. Elections hereunder shall be irrevocable with respect to compensation earned during the period to which such election relates.
(2)	Further, where an individual becomes a Participant for the first time during a fiscal year and, for individuals that are U.S. Participants, such individual has not previously participated in a plan that is required to be aggregated with this Plan for purposes of Section 409A of the U.S. Tax Code, such individual may elect to defer Annual Base Compensation with respect to fiscal quarters of the Company commencing after the Company receives such individual’s written election, which election must be received by the Company no later than thirty (30) days after the later of the Plan’s adoption or such individual’s appointment as a Participant. For greater certainty, new Participants will not be entitled to receive DSUs for any Annual Base Compensation earned pursuant to an election for the quarter in which they submit their first election to the Company or any previous quarter.
(3)	All DSUs granted with respect to Annual Base Compensation will be credited to the Participant’s Account when such Annual Base Compensation is payable (the “Grant Date”).
(4)	The Participant's Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares. Fractional Deferred Share Units will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 5.4 Additional Deferred Share Units.

In addition to DSUs granted pursuant to Section 5.3, the Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s Account. An award of DSUs pursuant to this Section 5.4 shall be subject to a DSU Agreement evidencing the Award and the terms applicable thereto.

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Section 5.5 Settlement of DSUs.

(1)	A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant are entitled upon Termination of Service, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service. Notwithstanding the foregoing, if any Participant does not file such notice on or before that December 15 and in all cases for each U.S. Participant, the Participant will be deemed to have filed the redemption notice on December 15 (the date of the filing or deemed filing of the redemption notice, the “Filing Date”).
(2)	The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service.
(3)	In the event of the death of a Participant, the Company will, subject to Section 8.2, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant. For the purposes of the calculation of the Settlement Amount, the Filing Date shall be the date of the Participant’s death.
(4)	Subject to the terms of the DSU Award Agreement, including the satisfaction or, at the discretion of the Board, waiver of any vesting conditions, settlement of DSUs shall take place promptly following the Filing Date, and take the form as determined by the Board, in its sole discretion. Settlement of DSUs shall be subject to Section 8.2 and shall take place through:
(a)	in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque to the Participant representing the Cash Equivalent;
(b)	in the case of settlement of DSUs for Shares:
(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or
(ii)	in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Shares; or
(c)	in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

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Section 5.6 Determination of DSU Settlement Amount.

(1)	For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 5.5 such calculation will be made on the Filing Date based on the Market Value on the Filing Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.
(2)	For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of DSUs pursuant to Section 5.5, such calculation will be made on the Filing Date based on the whole number of Shares equal to the whole number of vested DSUs then recorded in the Participant’s Account to settle in Shares.

Section 5.7 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement in such form not inconsistent with the Plan as the Board may from time to time determine. The DSU Agreement may contain any such terms that the Company considers necessary in order that the DSU will comply with applicable laws or the rules of any regulatory body having jurisdiction over the Company.

Section 5.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of DSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional DSUs, the number of which shall be equal to a fraction where the numerator is the product of (i) the number of DSUs in such Participant’s Account on the date that dividends are paid multiplied by (ii) the dividend paid per Share and the denominator of which is the Market Value of one Share calculated on the date that dividends are paid. Any additional DSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 5.8 shall be subject to the same terms and conditions as the underlying DSU Award.

Article 6
GENERAL CONDITIONS

Section 6.1 General Conditions Applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Vesting Period. Each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award. Notwithstanding Section 7.2 and Section 7.3(3) of the Plan, the Board has the right to accelerate the date upon which any Award becomes exercisable notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.
(2)	Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or Termination of Service of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of Termination of Service of a Participant’s employment or service in any office or otherwise.

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(3)	Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Company or any Subsidiary.
(4)	Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Subject to Section 4.8 and Section 5.8, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.
(5)	Conformity to Plan. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.
(6)	Non-Transferrable Awards. Except as specifically provided in a Grant Agreement approved by the Board, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
(7)	Participant’s Entitlement. Except as otherwise provided in this Plan or unless the Board permits otherwise, upon any Subsidiary of the Company ceasing to be a Subsidiary of the Company, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or Consultant of such Subsidiary of the Company and not of the Company itself, whether or not then exercisable, shall automatically terminate on the date of such change.

Section 6.2 General Conditions Applicable to Options.

Each Option shall be subject to the following conditions:

(1)	Termination of Service for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Company that the Participant was discharged for Cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s codes of conduct and any other reason determined by the Company to be cause for Termination of Service.

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(2)	Termination of Service not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Company or a Subsidiary being terminated without Cause, (i) any unvested Option granted to such Participant shall terminate and become void immediately and (ii) any vested Option granted to such Participant may be exercised by such Participant. For clarity, any Option that would vest within the notice period for an Eligible Participant’s Termination of Service will vest. In lieu of a notice period, any Option that would vest within an Eligible Participant’s required notice period will vest. Notwithstanding this, any unvested Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any Options earned based on Performance Criteria vesting and all Options not meeting the Performance Criteria forfeited. Such Option shall only be exercisable within the earlier of ninety (90) days after the Termination Date, or the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire.
(3)	Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a Subsidiary, (i) each unvested Option granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Option granted to such Participant will cease to be exercisable on the earlier of thirty (30) days following the Termination Date and the expiry date of the Option set forth in the Grant Agreement, after which the Option will expire.
(4)	Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability, (i) any unvested Option shall terminate and become void immediately, and (ii) any vested Option will cease to be exercisable on the earlier of the ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Subsidiary by reason of permanent disability, and the expiry date of the Award set forth in the Grant Agreement, after which the Option will expire. For clarity, any Option that would vest within 12 months of the Participant ceasing to be an Eligible Participant as per this Section 6.2(4) will vest. Notwithstanding this, any unvested Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the date of Termination of Service with any Options earned based on Performance Criteria vesting and all Options not meeting the Performance Criteria forfeited.
(5)	Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options (the “Vested Awards”) on the date of such Participant’s death. Such Vested Awards shall only be exercisable within twelve (12) months after the Participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.

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(6)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant’s participation in the Plan shall be terminated, provided that all vested Options in the Participant’s Account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board at its sole discretion.

Section 6.3 General Conditions Applicable to RSUs.

Each RSU shall be subject to the following conditions:

(1)	Termination of Service for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Company or a Subsidiary, the Participant’s participation in the Plan shall be terminated immediately, all RSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs shall be forfeited and cancelled on the Termination Date in the case of a Termination of Service for Cause or the resignation date in the case of a resignation.
(2)	Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than twelve (12) months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) retirement, (iii) Termination of Service for reasons other than for Cause, (iv) his or her employment or service relationship with the Company or a Subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, all unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date, and
(a)	If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such unvested RSUs shall be forfeited and cancelled; and
(b)	If, on the RSU Vesting Determination Date, the Board determines that the vesting conditions were met for such RSUs, the Participant shall be entitled to receive pursuant to Section 4.5 that number of Shares or Cash Equivalent or a combination thereof equal to the number of RSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Company or a Subsidiary during the applicable Restriction Period as of the date of the Participant’s death, retirement, termination or Eligibility Date and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable RSU Vesting Determination Date) and the Company shall distribute such number of Shares or Cash Equivalent or a combination thereof to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Company shall debit the corresponding number of RSUs from the Account of such Participant’s or such deceased Participants’, as the case may be, and the Participant’s rights to all other Shares or Cash Equivalent or a combination thereof that relate to such Participant’s RSUs shall be forfeited and cancelled.

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(3)	General. For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to Section 6.3(1) or Section 6.3(2) hereof following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment.
(4)	Blackout Period. If the RSU Vesting Determination Date for a Restricted Share Unit occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Participant, then the RSU Vesting Determination Date and RSU Settlement Date for that Restricted Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Period. This Section 6.3(3) applies to all Restricted Share Units outstanding under the Plan.
(5)	US Tax Compliance. Awards granted to Participants subject to the US Tax Code will be intended to be comply with, or be exempt from, all aspects of Section 409A of the US Tax Code and related regulations. Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A of the US Tax Code, shall be borne by the Participant.
(a)	For purposes of interpreting and applying the provisions of any Award to a Participant subject to the US Tax Code, the term “termination of employment” or similar phrase will be interpreted to mean a “separation from service,” as defined under Section 409A of the US Tax Code, provided, however, that with respect to an Award subject to the Tax Act, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then “termination of employment” will be interpreted to only include a complete termination of the employment relationship.
(b)	If payment under an Award to a Participant is in connection with the Participant’s termination of employment, and at the time of the termination of employment the Participant is subject to the US Tax Code and is considered a “specified employee” (within the meaning of Section 409A of the US Tax Code), then any payment that would otherwise be payable during the six-month period following the termination of employment will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A of the US Tax Code, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the termination of employment.

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Article 7
ADJUSTMENTS AND AMENDMENTS

Section 7.1 Adjustment to Shares.

In the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Company with or into another corporation, or (iv) any distribution to all holders of Shares or other securities in the capital of the Company, of cash, evidences of indebtedness or other assets of the Company (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;
(b)	adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award; or
(c)	adjustments to the number or kind of Shares reserved for issuance pursuant to the Plan.

Section 7.2 Change of Control.

(1)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control (i) a Participant who was also an officer or employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, or (ii) a Non-Employee Director ceases to act in such capacity, then all unvested RSUs shall immediately vest and shall be paid out, and all unvested Options shall vest and become exercisable. Notwithstanding this, any unvested RSUs or Options with Performance Criteria attached to them will have the performance measured based on a pro-rata Performance Period up to the Termination Date with any RSUs or Options earned based on Performance Criteria vesting and all RSUs or Options not meeting the Performance Criteria forfeited. Any Options that become exercisable pursuant to this Section 7.2(1) shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 days after such termination or dismissal.
(2)	Notwithstanding any other provision of this Plan, this Section 7.2 shall not apply with respect to any DSUs held by a Participant where such DSUs are governed under paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

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Section 7.3 Amendment or Discontinuance of the Plan.

(1)	The Board may suspend or terminate the Plan at any time. Notwithstanding the foregoing, any suspension or termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.
(2)	The Board may from time to time, in its absolute discretion and without approval of the shareholders of the Company amend any provision of this Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:
(i)	any amendment to the general vesting provisions, if applicable of the Awards;
(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any Option may be exercised under the Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE American or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;
(vi)	any amendment regarding the administration of the Plan;
(vii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback which is adopted; and
(viii)	any other amendment that does not require the approval of the shareholders of the Company under Section 7.3(3)(b)
(3)	Notwithstanding Section 7.3(2):
(a)	no such amendment shall alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;
(b)	the Board shall be required to obtain shareholder approval to make the following amendments:
(i)	any increase to the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 7;

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(ii)	any amendment that extends the term of Options beyond the original expiry date;
(iii)	any amendment which extends the expiry date of any Award, or the Restriction Period, or the Performance Period of any RSU beyond the original expiry date or Restriction Period or Performance Period;
(iv)	any increase in the limits imposed on non-employee director participation in the Plan;
(v)	any amendment that permits options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;
(vi)	except in the case of an adjustment pursuant to Article 7, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;
(vii)	any amendment which increases the maximum number of Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Plan and any other proposed or established Share Compensation Arrangement in a one-year period, except in case of an adjustment pursuant to Article 7;
(viii)	any amendment to the definition of an Eligible Participant under the Plan; and
(ix)	any amendment to the amendment provisions of the Plan.
(4)	Notwithstanding the foregoing, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Tax Act or any successor to such provision.

Article 8
MISCELLANEOUS

Section 8.1 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 8.2 Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Company determines, including by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or determined by the Company as appropriate.

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(2)	Notwithstanding Section 8.2(1), the applicable tax withholdings may be waived where a Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

Section 8.3 US Tax Compliance.

(1)	DSU Awards granted to U.S. Participants are intended to be comply with, and Option and RSU Awards granted to U.S. Participants are intended to be exempt from, all aspects of Section 409A of the U.S. Tax Code and related regulations (“Section 409A”). Notwithstanding any provision to the contrary, all taxes associated with participation in the Plan, including any liability imposed by Section 409A, shall be borne by the U.S. Participant.
(2)	For purposes of interpreting and applying the provisions of any DSU or other Award to subject to Section 409A, the term “termination of employment” or similar phrase will be interpreted to mean a “separation from service,” as defined under Section 409A, provided, however, that with respect to an Award subject to the Tax Act, if the Tax Act requires a complete termination of the employment relationship to receive the intended tax treatment, then “termination of employment” will be interpreted to only include a complete termination of the employment relationship.
(3)	If payment under any DSU or other Award subject to Section 409A is in connection with the U.S. Participant’s separation from service, and at the time of the separation from service the Participant is subject to the U.S. Tax Code and is considered a “specified employee” (within the meaning of Section 409A), then any payment that would otherwise be payable during the six-month period following the separation from service will be delayed until after the expiration of the six-month period, to the extent necessary to avoid taxes and penalties under Section 409A, provided that any amounts that would have been paid during the six-month period may be paid in a single lump sum on the first day of the seventh month following the separation from service.

Section 8.4 Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Company applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange listing standards, including and any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Company nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 8.4.

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Section 8.5 Securities Law Compliance.

(1)	The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Option, and the Company’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.
(2)	No Awards shall be granted in the United States and no Shares shall be issued in the United States pursuant to any such Awards unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Awards granted in the United States, and any Shares issued pursuant thereto, will be “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any certificate or instrument representing Awards granted in the United States or Shares issued in the United States pursuant to such Awards pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear substantially the following legend restricting transfer under applicable United States federal and state securities laws:

THE SECURITIES REPRESENTED HEREBY [and for Awards, the following will be added: AND THE SECURITIES ISSUABLE PURSUANT HERETO] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144 THEREUNDER, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

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(3)	No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.
(4)	The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.
(5)	If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

Section 8.6 Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.7 Quotation of Shares.

So long as the Shares are listed on one or more Stock Exchanges, the Company must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

Section 8.8 No Fractional Shares.

No fractional Shares shall be issued upon the exercise or vesting of any Award granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise or vesting of such Award, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to purchase or receive, as the case may be, the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 8.9 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

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Section 8.10 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 8.11 Effective Date of the Plan

The Plan was ratified by the shareholders of the Company and shall take effect on [June 24, 2020].

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